UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant’s name into English)

Else-Kröner-Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

FRESENIUS MEDICAL CARE AG

Interim report of financial condition and results of operations for the three and six months ended June 30, 2026 and 2025

i

FRESENIUS MEDICAL CARE AG

FINANCIAL INFORMATION

Management’s discussion and analysis

In this report, “FME AG,” “Fresenius Medical Care,” or the “Company,” “we,” “us,” or “our” refers to Fresenius Medical Care AG or to Fresenius Medical Care AG and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited interim consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements as of and for the year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the “IFRS® Accounting Standards,” using the euro as our reporting currency, included in our Annual Report on Form 20-F for the year ended December 31, 2025 (our 2025 Form 20-F).

The term “Care Enablement” refers to the Care Enablement operating segment, the term “Care Delivery” refers to the Care Delivery operating segment, and the term “Value-Based Care” refers to the Value-Based Care operating segment. The Care Enablement segment is primarily engaged in the manufacture and distribution of healthcare products and equipment, including research and development (R&D), supply chain, and commercial operations, as well as supporting functions such as regulatory and quality management. The Care Delivery segment is primarily engaged in providing healthcare services for the treatment of chronic kidney disease (CKD), end stage renal disease (ESRD), and in providing other extracorporeal therapies. Care Delivery also includes the pharmaceutical products business and the income or losses from equity method investees related to the sale of certain renal pharmaceuticals by Vifor Fresenius Medical Care Renal Pharma Ltd. (VFMCRP), which are used in the Company’s clinics to provide healthcare services to its patients. Historically, Care Enablement also included certain pharmaceutical products business activities. For the three and six month periods ended June 30, 2026, these activities have been reclassified to the Care Delivery segment to reflect the global pharmaceutical business holistically within Care Delivery and changed responsibilities in how the business is organizationally managed at the chief operating decision maker level (Pharmaceutical Business Reclassification). For comparative purposes, the amounts for the three and six months ended June 30, 2025 attributable to these activities remain reported within Care Enablement and have not been reclassified. The consolidated statements of income for the Company are unaffected. The Value-Based Care operating segment is primarily focused on value-based kidney care, including contracting and performance management, clinical care models supported by a national network of nephrologists, and tech-enabled platforms that leverage proprietary informatics and patient engagement tools. Value- and risk-based care arrangements with private payors or government programs may include shared savings or losses from reductions or increases in the overall medical spend of a population under management which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers. Premiums and medical costs included in full risk arrangements, however, are accounted for in accordance with IFRS 17, Insurance Contracts. Premium revenue and claim costs are presented separately as insurance revenue and insurance costs of revenue, respectively, on the consolidated statements of income and constitute the majority of revenue and costs of revenue for the segment. Our operating segments are determined based upon how we manage our businesses and allocate resources with responsibilities by products and services and are aligned with the financial information that is presented on a quarterly basis to the chief operating decision maker.

Our Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to those specific segments. Similarly, costs related primarily to headquarters overhead charges, including accounting and finance as well as certain human resources, legal, compliance, procurement, real estate, and information technology (IT) costs, are allocated as these costs are attributable to the segments, and are used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. Until March 31, 2026, the Value-Based Care segment maintained its own separate finance, accounting, human resources, legal, medical office, and other administrative functions and was therefore excluded from the allocation process. Beginning in April 2026, certain of such functions for the segment including accounting, legal, compliance, human resources, and procurement have been incorporated into the Company’s global functional areas and associated costs are allocated to the segment. Additionally, certain costs, which relate mainly to shareholder activities, management activities, global internal audit, and the remeasurement of certain investments and virtual power purchase agreements, are not allocated to a segment but are accounted for as corporate expenses. From January 1, 2026, the project costs for implementing the Company’s new enterprise resource planning (ERP) software are reported as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments, and are reported separately as Corporate (Corporate). Interest income, interest expense, and tax expense are neither included within the measure of segment profit or loss reviewed by the chief operating decision maker nor otherwise regularly provided to the chief operating decision maker by segment and are therefore not included in the presented segment information. While interest income, interest expense, and tax expense are not included in segment profit or loss, these items are reviewed and monitored at the consolidated level by management as part of its overall financial performance assessment. See note 13 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report for a further discussion on our operating segments.

FRESENIUS MEDICAL CARE AG

The abbreviations “K,” “M,” and “BN” are used to denote the presentation of amounts in thousands, millions, and billions, respectively. The term “Constant Currency” or at “Constant Exchange Rates” means that we have translated local currency revenue, operating income, net income attributable to shareholders of FME AG, and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under “Financial condition and results of operations – II. Discussion of measures – Non-IFRS® measures.”

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance,” “target,” and similar expressions are generally intended to identify forward-looking statements. Although we believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not be anticipated. Additionally, subsequent events and actual results, financial and otherwise, have differed in the past and, going forward, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions, and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and private payor reimbursement for our complete products and services portfolio, including the United States (U.S. or USA) Medicare and Medicaid reimbursement systems for dialysis and other healthcare services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, ACA), that could result from the expiration of insurance premium subsidies previously available (until their expiration on December 31, 2025) for certain ACA coverage purchased through healthcare exchanges, which we assume will cause some of our patients to shift from private ACA exchange insurance to other types of reimbursement systems such as Medicare, Medicaid, other commercial insurance, or self-insurance, which could lead to an overall decline in reimbursement, or future efforts to revise, repeal or replace the ACA, further legislative efforts to restrict eligibility for Medicaid and changes by regulators to certain reimbursement models, such as the Comprehensive Kidney Care Contracting (CKCC) model, which could significantly impact performance under these models in unanticipated ways;
●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social, and governance topics, the impact of healthcare, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development (OECD) initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar two) as well as potential countermeasures to OECD Global Tax deals, antitrust and competition laws in the countries and localities in which we operate, other government regulation including, in the U.S., the federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended (the Anti-Kickback Statute), the False Claims Act, the federal Physician Self-Referral Law (the Stark Law), the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Federal Trade Commission Unfair and Deceptive Trade Practices Rule, the Foreign Corrupt Practices Act (FCPA), state laws and judicial rulings prohibiting or limiting enforcement of non-compete clauses, state laws imposing climate-related disclosure obligations, as well as the Food, Drug and Cosmetic Act, the U.S. Department of Justice Data Security Program, and, outside the U.S. (International), inter alia, the European Union (EU) Medical Device Regulation (MDR), the EU General Data Protection Regulation, the EU Taxonomy Regulation, the EU Corporate Sustainability Reporting Directive (CSRD), the EU Artificial Intelligence Act, the NIS 2 Directive (Directive (EU) 2022/2555), the German Act on Human Rights Due Diligence in Supply Chains, the EU Due Diligence Directive, the two-invoice policy, “Buy China” policy, volume-based procurement policies and the Tendering and Bidding Law in China and other related local legislation, as well as other comparable regulatory regimes in many of the countries where we supply healthcare services and/or products.

FRESENIUS MEDICAL CARE AG

In the U.S., the interpretation of these statutes and the validity of existing interpretations by the agencies that administer such statutes may be subject to increased uncertainty as a result of the U.S. Supreme Court’s opinion in Loper Bright Enterprises v. Raimondo and Relentless v. Department of Commerce, 603 U.S. (2024) (Loper Bright) in June 2024. Loper Bright overruled the so-called “Chevron Doctrine” under which administrative agencies were accorded significant deference in their interpretation of the statutes they administer. The Loper Bright opinion held that the U.S. Administrative Procedure Act requires courts to “exercise their independent judgment in deciding whether an agency has acted within its statutory authority.” While the effects of the Loper Bright decision will become apparent over the succeeding months and years, it is possible that the decision could result in additional litigation challenging regulations, guidance, and decisions issued by agencies such as the U.S. Food and Drug Administration (FDA) and the Centers for Medicare and Medicaid (CMS), concern over the enforceability of such regulations until tested in court, challenges to CMS guidance in areas such as coverage billing requirements, coding decisions, add-on payments and procedure categorization, and the Medicaid Drug Rebate Program, as well as the validity of advisory opinions and safe-harbor regulations issued by the Office of Inspector General of the Department of Health and Human Services under the Anti-Kickback Statute. Such additional litigation could also result in additional uncertainty regarding such regulations and interpretations due to conflicting interpretations and rulings issued by courts in different jurisdictions. Given the uncertainty created by the Loper Bright decision, we cannot predict its potential impact on our financial condition and results of operations at this time;

●	the influence of private payors (including integrated care organizations, commercial insurance, and Medicare Advantage plans, also known as Medicare Part C, offered by private health insurers approved by CMS to provide their members with Medicare Part A, Part B and usually Part D benefits (Medicare Advantage or MA plans)), as well as efforts by these organizations to manage costs by limiting healthcare benefits, narrowing their networks, reducing provider reimbursement, implementing prior authorization requirements, and/or restricting options for patient funding of health insurance premiums, including efforts by employer group health plans (EGHPs) and commercial insurers to make dialysis reimbursement payments at a lower rate as a result of the U.S. Supreme Court’s ruling in Marietta Memorial Hospital Employee Health Benefit Plan, et al. v. DaVita Inc. et al. 142 S. Ct. 1968 (2022) (Marietta), particularly if the U.S. Congress fails to enact legislation that would reverse the effects of that ruling;
●	the impact of worldwide pandemics, including, without limitation, increased opposition to vaccinations that could mitigate the severity and spread such diseases, changes in government policies that have reduced the number of recommended vaccines and deferred the recommended timing of their use, any or all of which could affect patient vaccine hesitancy and whether commercial insurers cover, without cost-sharing, vaccine costs for certain insureds and potentially reduce the vaccinated population, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, the impacts of global viruses on our patients, caregivers, employees, suppliers, supply chain, business, and operations, and consequences of economic downturns resulting from global pandemics;
●	our ability to attract and retain skilled employees and risks that competition for labor, high turnover rates, and meaningfully higher personnel costs as well as legislative, union, or other labor-related activities or changes have and will continue to result in significant increases in our operating costs, decreases in productivity, and partial suspension of operations, and to impact our ability to address additional treatments and growth recovery;
●	the increase in raw material, energy, labor, and other costs, including certain cost increases as well as material shortages and other supply chain impacts related to the conflict in the Middle East, and the impact that inflation may have on a potential impairment of our goodwill, investments, or other assets as noted above. These cost increases and/or supply chain impacts could also impact our cost savings initiatives;
●	the outcome of litigation as well as government and internal investigations;
●	launch of new technology, introduction of generic or new pharmaceuticals and medical devices that compete with our products or services, advances in medical therapies, including the increased utilization of pharmaceuticals that reduce the progression of CKD and its precursors, xenotransplantation research, and development and new market entrants that compete with our businesses (further information regarding the impact of certain pharmaceuticals that reduce the progression of CKD and our analysis of their impact on our cash flow projections and goodwill sensitivity assessments can be found in note 1 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report);
●	product liability risks and the risk of recalls of our products by regulators;
●	our ability to successfully launch our 5008X CAREsystem dialysis machine and related disposables and introduce high- volume hemodiafiltration in the U.S. and otherwise to continue to grow our healthcare services and products businesses, organically and through acquisitions, including, with respect to acquisitions, the effects of increased enforcement of antitrust and competition laws, and to implement our strategy;

FRESENIUS MEDICAL CARE AG

●	the impact of currency and interest rate fluctuations, including the heightened risk of fluctuations as a result of geopolitical conflicts in certain regions, the impact of the current macroeconomic inflationary environment on interest rates, and a related effect on our borrowing costs;
●	volatility in the valuation of financial instruments connected to energy prices or energy production volumes (such as virtual power purchase agreements (vPPAs)), including the heightened risk of volatility as a result of geopolitical conflicts in certain regions;
●	potential impairment of our goodwill, investments, or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions, as a result of geopolitical conflicts in certain regions, or as a result of impacts from changes in government regulations affecting reimbursement;
●	our ability to protect our information technology systems and protected health information and personally identifiable information against cyber-attacks and other unauthorized access and disclosure of personal data to prevent other data privacy or security breaches of our data (including data held by our third-party service providers), current and potential litigation arising from cybersecurity and privacy breaches, and the potential effects on our reputation, customer, or vendor relationships, business operations, or competitiveness of any cybersecurity incidents we or our service providers may incur, as well as our ability to effectively capture efficiency goals and align with contractual and other requirements related to data offshoring activities;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other healthcare products and supplies, inability to procure raw materials, or disruptions in our supply chain;
●	economic uncertainty resulting from the imposition of tariffs and proposals to impose tariffs, uncertainty arising from refunds of reciprocal tariffs following the U.S. Supreme Court’s determination in Learning Resources v. Trump 607 U.S. , 146 S. Ct. 628 (2026), and deferrals, modifications, and withdrawals of such tariffs and proposals, increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of sanctions, and other countermeasures in the wake of trade disputes and geopolitical conflicts in certain regions along with the effects of global events, political and/or governmental volatility, and associated developments on healthcare systems, our patients or our business, as well as additional economic uncertainty resulting from budget impasses or government shutdowns;
●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability and liquidity of our governmental and private payors, services from third-party clearinghouses, customers, and intermediaries, as well as payor strategies to delay, dispute, or thwart the collection process;
●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in our operations, including in our value-based care operations and other healthcare risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience, and product offerings of certain competitors in certain geographic regions and business lines;
●	the use of accounting estimates, judgments, and accounting pronouncement interpretations in our consolidated financial statements;
●	our ability to continue to achieve projected cost savings and to implement our strategy to achieve higher margins. On June 17, 2025, we launched our new strategy, FME Reignite, announcing our increased profitability aspirations for 2030 and a new capital allocation framework to enhance value creation. Included within the announcement was the expansion of the transformation of our operating structure and steps to achieve cost savings (FME25 Program) by two years. The total program with its extension was renamed the FME25+ Program (FME25+ Program). The expanded program now targets a cumulative total of €1.2 BN of sustainable savings by the end of 2027, including an additional €400 M through operational efficiencies;
●	our ability to improve our financial performance through the divestiture of non-core and dilutive assets; and
●	our ability to achieve projected price increases for our products and corresponding services.

Important factors that could contribute to such differences are noted in “Financial condition and results of operations – I. Overview” and “– III. Results of operations, financial position and net assets – Highlights” below, in note 11 of the notes to the consolidated financial statements (unaudited) included in this report, in note 25 of the notes to the consolidated financial statements included in our 2025 Form 20-F, as well as under “Risk Factors,” “Business overview,” “Operating and financial review and prospects,” and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our periodic public filings which can be accessed at the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

FRESENIUS MEDICAL CARE AG

The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions, and estimates, are additional factors to be considered along with our interim financial statements and the discussion under “Results of operations, financial position and net assets” below. For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in our 2025 Form 20-F.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash (–) indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero (0) is used when the pertinent figure, after rounding, amounts to zero.

Financial condition and results of operations

I. Overview

We are the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue. We provide dialysis and related services for individuals with renal diseases, including through value-and risk-based care programs, as well as other healthcare services. We also develop, manufacture, and distribute a wide variety of healthcare products. Our healthcare products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, as well as acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate, or manage with a broad range of products and also sell dialysis products to other dialysis service providers. Our other healthcare services include pharmacy services, vascular specialty services, ambulatory surgery center services, and physician nephrology practice management. We operate in a competitive, international market environment and are, therefore, subject to certain trends, risks, and uncertainties that could cause actual results to differ from our projected results. The major trends affecting the markets in which we operate are: the aging population and increased life expectancies, shortage of donor organs for kidney transplants, and increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of CKD and ESRD, all of which contribute to patient growth. We are also engaged in different areas of healthcare product therapy research.

As a global company delivering healthcare services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators, and legislators in different economic environments and healthcare systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain healthcare items and services provided to their citizens. Not all healthcare systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Significant U.S. reimbursement and legislative developments

A significant portion of healthcare services we provide is paid for by governmental institutions. For the six months ended June 30, 2026, approximately 17% of our consolidated revenue was attributable to U.S. federally-funded healthcare benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS and the states. Legislative or regulatory changes could affect reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by the ESRD prospective payment system (ESRD PPS) and the U.S. federal government across-the-board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration.” The One Big Beautiful Bill Act (OBBBA) (P.L. 119-21), signed into law on July 4, 2025, will also significantly affect Medicaid reimbursement, availability, and eligibility. See detailed discussions on these and further legislative developments below:

●	Under the Medicare Improvements for Patients and Providers Act of 2008 (MIPPA), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under the ESRD PPS, a single bundled payment rate which provides a fixed payment rate, encompassing substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD Quality Incentive Program (QIP) under which dialysis facilities in the U.S. that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%. These programs blend the CMS quality standard measures with industry baselines in an effort to improve quality of care through a pay-for-performance program that operates as a part of the ESRD PPS.

FRESENIUS MEDICAL CARE AG

●	Additionally, the Budget Control Act of 2011 required a $1.2 trillion reduction in deficits through 2021. As a backup, if Congress could not agree on proposals to reach this target, sequestration or across-the-board spending cuts would go into effect. On April 1, 2013, a 2% reduction to Medicare payments took effect and continues in force. Additionally, the Statutory Pay-As-You-Go Act of 2010 (Statutory PAYGO) requires that if the Congressional Budget Office determines that Congress has passed legislation increasing the federal budget deficit, a 4% sequester cut for Medicare program payments would become effective. To date, Congress has passed legislation increasing the federal deficit on a number of occasions subsequent to the passage of Statutory PAYGO, but has always acted to prevent such sequestration from becoming effective. Spending cuts pursuant to the U.S. Sequestration have adversely affected our operating results in the past and will continue to do so. In addition, options to restructure the Medicare program in the direction of a defined contribution, “premium support” model, to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, have been proposed or considered from time to time. Changes in payment methodologies and funding or payment requirements of (without limitation) the ESRD PPS, the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We may also experience changes in the interpretation of government regulations by the courts. We have very little opportunity to influence or predict the magnitude of many of those changes.
●	On June 24, 2026, CMS issued a proposed rule for the 2027 ESRD PPS, which CMS projects will increase the total aggregate payments to all ESRD facilities by 1.1%. For calendar year (CY) 2027, the proposed ESRD PPS base rate is $299.55, an increase of $17.84 from the CY 2026 base rate of $281.71. This amount includes a proposed $15.96 increase to account for the incorporation of phosphate binders into the ESRD PPS base rate. This amount also reflects the application of a proposed CY 2027 ESRD bundled market basket update of 1.6%, which is the result of a 2.6% market basket increase offset by a 1.0% productivity adjustment, as well as applicable budget-neutrality adjustment factors. The proposed Acute Kidney Injury payment rate for CY 2027 is equal to the CY 2027 ESRD PPS base rate. CMS also proposes changes to the labor-related share, low-volume payment adjustment, and payment adjustments for pediatric patients, an increase to the home and self-dialysis training add-on amount, technical modifications to the transitional drug add-on payment adjustment (TDAPA), and a post-TDAPA add-on payment adjustment amount for DefenCath® of $5.5951 per treatment (which is subject to change in the final rule) included as part of a total post-TDAPA add-on payment adjustment.
●	Under the ESRD QIP, CMS assesses the total performance of each facility on a set of quality measures specified per payment year and applies up to a 2% payment reduction to facilities that do not meet a minimum total performance score. Beginning with QIP Payment Year 2029, CMS is proposing to replace the Hypercalcemia reporting measure with the Facility-Level Percentage of Chronic Hyperphosphatemia in Dialysis Patients clinical measure and to remove two reporting measures from the ESRD QIP, the Medication Reconciliation reporting measure and the COVID-19 Vaccination Coverage Among Healthcare Personnel reporting measure. CMS is also proposing updates to the National Healthcare Safety Network Bloodstream Infection in Hemodialysis Patients clinical measure national baseline data and risk adjustment methodology. Additionally, CMS is proposing updates to the measure domains and to the domain and measure weights used to calculate the total performance score.
●	On July 14, 2026, CMS issued the proposed Physician Fee Schedule (PFS) for CY 2027. As required by statute, beginning in CY 2026, there are two separate conversion factors: one for alternative payment model (APM) qualifying participants (QPs) and one for physicians and practitioners who are not QPs. The proposed update to the CY 2027 qualifying APM conversion factor of $33.17 represents a projected decrease of $0.40 (-1.19%) from the CY 2026 conversion factor of $33.57. Similarly, the proposed CY 2027 non-qualifying APM conversion factor of $32.84 represents a projected decrease of $0.56 (-1.68%) from the CY 2026 conversion factor of $33.40. The proposed updates reflect statutory requirements including annual updates, an adjustment to preserve budget neutrality, and expiration of the one-year PFS conversion factor increase of 2.50% for CY 2026 that had been provided by the OBBBA. CMS further proposes to change how practice expense relative value units are calculated, which could redistribute Medicare payments across physician specialties and services.
●	On July 2, 2026, CMS released the CY 2027 proposed rule for hospital outpatient and ambulatory surgery center (ASC) payment systems. For CY 2027, CMS proposed an update factor to the ASC rates of 2.4%. The update applies to ASCs meeting relevant quality reporting requirements.

FRESENIUS MEDICAL CARE AG

●	The American Taxpayer Relief Act of 2012 as subsequently modified under the Protecting Access to Medicare Act of 2014 included a provision addressing ESRD-related drugs with only an oral form, which are referred to as “oral-only” drugs and which have previously been paid separately. Subsequently, the Stephen Beck, Jr., Achieving a Better Life Experience Act of 2014 delayed inclusion of oral-only drugs in the ESRD PPS until January 1, 2025. Under the CY 2025 ESRD PPS Final Rule, oral-only drugs were approved for the TDAPA under the ESRD PPS. CMS adopted regulations under which the agency has utilized the TDAPA for CYs 2025 and 2026 to collect utilization data before adding these drugs to the ESRD PPS base rate. The TDAPA is generally based on 100% of average sales price (ASP). If ASP is not available, then the TDAPA is based on 100% of wholesale acquisition cost (WAC). If WAC is unavailable, then the payment is based on the drug manufacturer’s invoice. As finalized in the CY 2025 ESRD PPS Final Rule, CMS has also applied a fixed increase to the calculation of the monthly TDAPA amount during this transition period for claims that include the applicable new oral-only drugs, to cover the incremental operational costs of making these medications available to patients. CMS’s CY 2027 ESRD PPS proposed rule, noted above, includes a proposal to incorporate phosphate binders into the bundle and to increase the base rate by $15.96 which is based on the most recent ASP data for each of the six types of phosphate binders and on utilization during the TDAPA period, and includes operational costs equal to 6% of ASP. CMS proposes to use updated utilization and ASP data to establish the final base rate update. Conditional on the continued receipt by CMS of the latest full calendar quarter of their ASP data, there are three drugs included in the calculation of the post-TDAPA add-on payment adjustment for CY 2027: Korsuva® (for only the first quarter of CY 2027); DefenCath® (for which the post-TDAPA add-on period began July 1, 2026); and Vafseo® (for which the post-TDAPA period would begin January 1, 2027). Both DefenCath® and Vafseo® would be included in the post-TDAPA add-on payment adjustment calculation for each quarter of CY 2027. There are currently no continuing TDAPA payments in CY 2027.
●	The OBBBA was signed into law on July 4, 2025. Focused on extending President Trump’s 2017 tax cuts and other domestic policy priorities, the OBBBA includes provisions that limit coverage in Medicaid, Medicare, and the ACA exchanges. Medicaid provisions include approximately $1 trillion in funding cuts to Medicaid through 2034; limits on state-levied taxes on healthcare providers (so-called “provider taxes”) (decreasing from 6% of provider revenues to 3.5% of net patient revenues by 2031) and limits on state-directed payment programs (from average commercial rates to either 100% (ACA expansion) or 110% (ACA non-expansion) of the Medicare payment rates, with certain exceptions), both often used to finance the states’ share of Medicaid spending; increased eligibility verification; limitations on retroactive eligibility; prevention of certain non-citizens from enrolling or receiving benefits under Medicaid; requirement for states to implement cost-sharing for certain populations, and community engagement requirements for certain “able-bodied” beneficiaries of 80 hours per month which, under an interim final rule issued by CMS, will become effective January 1, 2027 (excluding beneficiaries with Medicare Part A/B and with a serious, complex medical condition), among other provisions. Medicare provisions prohibit certain non-citizens from being eligible for Medicare; provide a 2.5% increase in the Medicare Physician Fee Schedule for 2026 as a one-time adjustment; and expand the exemption of certain orphan drugs from the Medicare Drug Price Negotiation Program. The OBBBA also established a $50 BN Rural Health Transformation Program to help fund rural hospitals and other providers over five years in an effort to offset decreases in Medicaid funding. ACA-related provisions of the OBBBA limit the availability of premium tax credits for plans through the ACA marketplace to certain non-citizens, shorten the open enrollment period, and eliminate automatic re-enrollment. Overall, the OBBBA includes significant changes involving funding, enrollments, and eligibility. While it is too early to predict the magnitude of the changes or the cumulative effect on the Company, it is important to note that revenues from Medicaid and other government sources (excluding Medicare and Medicare Advantage funds) represented 4.7% of U.S. patient service revenues for the year ended December 31, 2025 (2024: 4.5%). We do not expect the changes resulting from the tax provisions in OBBBA to have a material impact on our effective tax rate or on our cash tax position.

FRESENIUS MEDICAL CARE AG

Presently, there is considerable uncertainty regarding possible future additional changes in healthcare regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease healthcare costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in reimbursement under Medicare, Medicaid, Medicare Advantage plans, or from commercial insurance (which could result from changes in legislation, regulation, or other federal pressure on insurers to decrease rates), or in patient access to commercial insurance (as the result, e.g., of the termination of enhanced premium tax credits that expired at the end of 2025), or Medicare Advantage plans could have material adverse effects on our healthcare services business and, because the demand for dialysis products is similarly affected by reimbursement and coverage rates, on our products business. To the extent that increases in operating costs that are affected by inflation or supply chain factors, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations would be adversely affected. In addition, the Marietta ruling makes it easier for health plans to design plan benefits for Medicare eligible ESRD patients in a way that makes private health insurance relatively less attractive to ESRD patients and Medicare relatively more attractive. The Restore Protections for Dialysis Patients Act would restore the interpretation of the Medicare Secondary Payer Act prior to the Marietta ruling and ensure that patients cannot be discriminated against because of their need for dialysis. That Act was last introduced in the U.S. Congress in March 2025 and most recently discussed in hearings in the Ways & Means Subcommittee on Health of the U.S. House of Representatives in March 2026, but as yet has not been enacted. We cannot predict whether the U.S. Congress will enact this or any other proposed legislation that would reverse the potential effects of the Marietta ruling. As Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition, and results of operations. The Marietta ruling could also result in certain EGHPs reducing the benefits offered for dialysis, which could, depending on the number of patients impacted, have a material and adverse impact on our business, financial condition, and results of operations. For additional information regarding these regulatory matters, see “Information on the Company—Regulatory and legal matters—Healthcare reform” in our 2025 Form 20-F.

For additional information, see “Risk Factors” included in our 2025 Form 20-F.

Premium assistance programs

The operation of charitable insurance premium assistance programs such as that offered by the American Kidney Fund (AKF) has received increased attention over the last few years by CMS and state insurance regulators and legislators. The result may be a regulatory framework that differs from the current framework or that varies from state to state. Even in the absence of actions by CMS or state regulators and legislatures to restrict the access that patients currently have to premium assistance programs, insurers are likely to continue efforts to thwart charitable premium assistance by premium assistance programs to our patients. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the U.S. Department of Health and Human Services (HHS) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of these models, the ESRD Treatment Choices model, a mandatory model that was intended to create financial incentives for home treatment and kidney transplants, was terminated effective December 31, 2025. Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First and CKCC models (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. These voluntary models create financial incentives for healthcare providers to manage care for Medicare beneficiaries with CKD stages 4 and 5 and with ESRD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow healthcare providers to take on various amounts of financial risk by forming an entity known as a Kidney Contracting Entity (KCE). Two options, the CKCC global and professional models, allow renal healthcare providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations such as the Company. Under the global model, the KCE is responsible for 100% of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50% of such costs. As of June 30, 2026, we participated in 21 KCEs. Twenty KCEs began assuming financial risk within the first performance year that commenced January 1, 2022, and four began assuming financial risk within the second performance year that commenced January 1, 2023. Subsequently, three KCEs ended performance. The CKCC model is expected to run through 2027. In June 2026, CMS released the performance scores for the 2025 performance year in which the majority of the KCEs organized in Value-Based Care qualified as high performers in various quality metrics. As of June 2026, approximately 52,000 patients were aligned to KCEs in which we participated.

Company structure

For a description of our structure, especially as relates to our operating segments, see notes 1 and 13 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report.

FRESENIUS MEDICAL CARE AG

II. Discussion of measures

Non-IFRS measures®

Certain of the following financial measures and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS Accounting Standards (Non-IFRS Measures). We believe this information, along with comparable IFRS Accounting Standards financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants, and enhanced transparency and comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS Accounting Standards.

Constant Exchange Rates or Constant Currency (Non-IFRS Measure)

Our presentation of some financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FME AG (or net income) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

The primary key performance indicators are presented both in accordance with IFRS Accounting Standards and at Constant Currency. Each of these indicators presented at Constant Currency is considered a non-IFRS measure. For the purposes of management compensation, these metrics are also benchmarked at the underlying exchange rates used in the calculation of our incentive compensation targets.

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FME AG and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain predetermined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FME AG, and other items prepared in accordance with IFRS Accounting Standards, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FME AG, and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FME AG, and other items prepared in accordance with IFRS Accounting Standards. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS Accounting Standards measures such as revenue, operating income, net income attributable to shareholders of FME AG, and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

FRESENIUS MEDICAL CARE AG

Return on invested capital (ROIC) (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax (net operating profit after tax or NOPAT) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization) below (see “Net leverage ratio (Non-IFRS Measure)”). ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS Accounting Standards financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2026	2026	2026	2025	2025	2025

Total assets	31,293	31,468	31,002	30,887	31,291
Plus: Cumulative goodwill amortization and impairment loss	390	386	379	380	465
Minus: Cash and cash equivalents(1)	(1,061)	(1,239)	(1,599)	(1,256)	(1,720)
Minus: Deferred tax assets(1)	(274)	(249)	(237)	(231)	(232)
Minus: Accounts payable to unrelated parties(1)	(810)	(771)	(738)	(726)	(687)
Minus: Accounts payable to related parties	(67)	(105)	(85)	(92)	(48)
Minus: Provisions and other current liabilities(2)	(3,333)	(2,878)	(2,699)	(3,235)	(2,496)
Minus: Income tax liabilities(1)	(353)	(264)	(248)	(256)	(247)
Invested capital	25,785	26,348	25,775	25,471	26,326
Average invested capital as of June 30, 2026	25,941

Operating income	1,822
Income tax expense(3)	(510)
NOPAT	1,312

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2026	2026	2026(4)	2025(4)	2025(4)	2025(4)

Total assets	—	—	—	—	(56)
Plus: Cumulative goodwill amortization and impairment loss	—	—	—	—	(76)
Minus: Cash and cash equivalents	—	—	—	—	4
Minus: Deferred tax assets	—	—	—	—	—
Minus: Accounts payable to unrelated parties	—	—	—	—	1
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(2)	—	—	—	—	12
Minus: Income tax liabilities	—	—	—	—	2
Invested capital	—	—	—	—	(113)
Adjustment to average invested capital as of June 30, 2026	(23)

Adjustment to operating income(4)	(41)
Adjustment to income tax expense(4)	11
Adjustment to NOPAT	(30)

FRESENIUS MEDICAL CARE AG

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2026	2026	2026(4)	2025(4)	2025(4)	2025(4)

Total assets	31,293	31,468	31,002	30,887	31,235
Plus: Cumulative goodwill amortization and impairment loss	390	386	379	380	389
Minus: Cash and cash equivalents(1)	(1,061)	(1,239)	(1,599)	(1,256)	(1,716)
Minus: Deferred tax assets(1)	(274)	(249)	(237)	(231)	(232)
Minus: Accounts payable to unrelated parties(1)	(810)	(771)	(738)	(726)	(686)
Minus: Accounts payable to related parties	(67)	(105)	(85)	(92)	(48)
Minus: Provisions and other current liabilities(2)	(3,333)	(2,878)	(2,699)	(3,235)	(2,484)
Minus: Income tax liabilities(1)	(353)	(264)	(248)	(256)	(245)
Invested capital	25,785	26,348	25,775	25,471	26,213
Average invested capital as of June 30, 2026	25,918

Operating income(4)	1,781
Income tax expense(3), (4)	(499)
NOPAT	1,282

ROIC in %	5.0

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2025	2025	2025	2025	2025	2024

Total assets	31,002	30,887	31,291	32,735	33,567
Plus: Cumulative goodwill amortization and impairment loss	379	380	465	494	504
Minus: Cash and cash equivalents(1)	(1,599)	(1,256)	(1,720)	(1,079)	(1,185)
Minus: Deferred tax assets(1)	(237)	(231)	(232)	(225)	(230)
Minus: Accounts payable to unrelated parties(1)	(738)	(726)	(687)	(771)	(906)
Minus: Accounts payable to related parties	(85)	(92)	(48)	(106)	(55)
Minus: Provisions and other current liabilities(2)	(2,699)	(3,235)	(2,496)	(2,637)	(2,803)
Minus: Income tax liabilities(1)	(248)	(256)	(247)	(238)	(222)
Invested capital	25,775	25,471	26,326	28,173	28,670
Average invested capital as of December 31, 2025	26,883

Operating income	1,827
Income tax expense(3)	(451)
NOPAT	1,376

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2025	2025	2025(4)	2025(4)	2025(4)	2024(4)

Total assets	—	—	(56)	(58)	(57)
Plus: Cumulative goodwill amortization and impairment loss	—	—	(76)	(78)	(76)
Minus: Cash and cash equivalents	—	—	4	5	4
Minus: Deferred tax assets	—	—	—	—	—
Minus: Accounts payable to unrelated parties	—	—	1	1	2
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(2)	—	—	12	13	12
Minus: Income tax liabilities	—	—	2	2	2
Invested capital	—	—	(113)	(115)	(113)
Adjustment to average invested capital as of December 31, 2025	(68)

Adjustment to operating income(4)	(35)
Adjustment to income tax expense(4)	9
Adjustment to NOPAT	(26)

FRESENIUS MEDICAL CARE AG

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2025	2025	2025(4)	2025(4)	2025(4)	2024(4)

Total assets	31,002	30,887	31,235	32,677	33,510
Plus: Cumulative goodwill amortization and impairment loss	379	380	389	416	428
Minus: Cash and cash equivalents(1)	(1,599)	(1,256)	(1,716)	(1,074)	(1,181)
Minus: Deferred tax assets(1)	(237)	(231)	(232)	(225)	(230)
Minus: Accounts payable to unrelated parties(1)	(738)	(726)	(686)	(770)	(904)
Minus: Accounts payable to related parties	(85)	(92)	(48)	(106)	(55)
Minus: Provisions and other current liabilities(2)	(2,699)	(3,235)	(2,484)	(2,624)	(2,791)
Minus: Income tax liabilities(1)	(248)	(256)	(245)	(236)	(220)
Invested capital	25,775	25,471	26,213	28,058	28,557
Average invested capital as of December 31, 2025	26,815

Operating income(4)	1,792
Income tax expense(3), (4)	(442)
NOPAT	1,350

ROIC in %	5.0
(1)	Includes amounts related to assets, and associated liabilities, classified as held for sale.
(2)	Including non-current provisions, non-current labor expenses, and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.
(3)	Adjusted for noncontrolling partnership interests.
(4)	Including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold.

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary interim financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. This measure is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, debt servicing, reductions in debt financing, and for repurchasing shares.

For a reconciliation of cash flow performance indicators for the six months ended June 30, 2026 and 2025 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.”

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA, which we define as EBITDA adjusted for:

●	the effects of acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in our €2 billion sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) (see note 8 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report),
●	non-cash charges,
●	impairment loss (including any impairment losses associated with the FME25+ Program and Legacy Portfolio Optimization, as defined below), and
●	special items, including:
i.	costs related to our FME25+ Program,

FRESENIUS MEDICAL CARE AG

ii.	the impact from the remeasurement of our investment in Humacyte, Inc. and receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc. (Humacyte Remeasurements),
iii.	certain costs associated with the change in the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) into a stock corporation (Aktiengesellschaft – AG) in 2023, (the Conversion), primarily related to the requisite relabeling of our products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which have historically been administered at the Fresenius SE & Co. KGaA (Fresenius SE) group level and paid by the Company through corporate charges (Legal Form Conversion Costs),
iv.	costs incurred in relation to strategic divestitures identified during the review of our business portfolio, mainly due to exiting unsustainable markets and divesting non-core businesses, as well as the cessation of certain R&D programs to enable more focused capital allocation towards areas in our core business that are expected to have higher profitable growth (Legacy Portfolio Optimization). For further information regarding these costs during the six months ended June 30, 2026 and 2025, see note 2 c) of the notes to the condensed consolidated interim financial statements (unaudited) included in this report, and
v.	the impacts from the European Medicines Agency’s recommended revocation of the TAVNEOS® marketing authorization which led primarily to an impairment of intangible assets recorded by VFMCRP, resulting in a negative impact on our income (loss) from equity method investees (Tavneos Impacts). For further information, see “III. Results of operations, financial position and net assets - Highlights,” below.

The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global, and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt.

Adjusted EBITDA, a non-IFRS Measure, is used in our capital management and is also relevant in major financing instruments, including the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS Accounting Standards or to cash flow from operating, investing, or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures, and other commitments as described in more detail elsewhere in this report.

For our self-set target range for the net leverage ratio and a reconciliation of adjusted EBITDA and net leverage ratio as of June 30, 2026 and December 31, 2025, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.”

Business metrics for Value-Based Care

The metrics outlined below represent performance indicators utilized by management to evaluate the Value-Based Care operating segment. Value-and risk-based care programs include shared risk arrangements in which private payors or government programs share the savings or losses from reductions or increases in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Full risk arrangements include capitated arrangements and shared saving arrangements in which private payors credit us periodic, fixed payments based on expected medical expenses of such members. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities; however, these programs also carry significant costs and potential risk of loss due to the full-risk nature of these arrangements. See “I. Overview — Executive order-based models” for further information.

Our financial performance in this segment is directly linked to our ability to manage a defined scope of medical costs within specific parameters for clinical outcomes. Due to the time required for CMS and private payors to review data for programs, we utilize estimates in order to report certain metrics on a timely basis. The key metrics currently used to evaluate performance in the Value-Based Care operating segment include member months under medical cost management (Member Months) and membership.

These metrics are intended for discussion and internal evaluation purposes and may be further refined or expanded in future reporting periods. Because these measures are not derived from financial measures, they do not constitute measures determined in accordance with IFRS Accounting Standards or non-IFRS financial measures, and accordingly, are not reconciled to IFRS Accounting Standards metrics.

FRESENIUS MEDICAL CARE AG

Member Months

Member Months is calculated by multiplying the number of members included in value-based reimbursement programs by the corresponding number of months these members participate in those programs. Under certain value-based care programs, we assume both the risk associated with generating savings and the risk related to the total cost of care for attributed patients. The financial results are recorded in earnings as our performance is determined. A change in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Membership

Membership refers to the total number of individuals who are enrolled in a plan or program for which they receive care under a value-based care model. The metric represents the population of patients whose health outcomes, utilization of services and cost of care are measured under value-based care programs.

The correlation between membership and revenue generation depends on the accounting treatment of the underlying contracts:

●	For full risk contracts recorded in accordance with IFRS 17, Insurance Contracts, membership typically has a direct correlation to revenue generation.
●	For shared risk contracts and other fee-for-service arrangements recorded in accordance with IFRS 15, Revenue from Contracts with Customers, membership is an indicator of the scale of our programs. However, revenue is subject to performance adjustments and risk-sharing provisions which may result in fluctuations or, in certain instances, the recording of negative revenue.

III. Results of operations, financial position, and net assets

Highlights

The following items represent notable impacts or trends in our business and/or industry for the three and six months ended June 30, 2026:

FME25+ Program

The expanded FME25+ program now targets a cumulative total of €1.2 BN of sustainable savings by the end of 2027, including an additional €400 M through operational efficiencies. The cumulative sustainable savings since the inception of the original program was €920 M as of June 30, 2026 (June 30, 2025: €693 M). The following table shows the costs and additional recurring savings for the three and six months ended June 30, 2026 and 2025.

FME25+ Program impacts on operating income

in € M

	For the three months ended June 30,			For the six months ended June 30,
	2026		2025	2026		2025
Costs	(42)		(53)	(208)		(80)
Additional recurring operational savings	67	(1)	58	116	(1)	127
(1)	Represents savings achieved under our expanded program targeting an additional €400 M sustainable savings through operational efficiencies implemented during 2026 and 2027.

In the discussion of our results for the three and six months ended June 30, 2026 compared to the three and six months ended June 30, 2025 below, the effects of the costs and savings related to the FME25+ Program are presented on a net basis.

Share buyback

In 2025, we launched a €1 BN share buyback program (excluding ancillary transaction costs) in two tranches to be completed within two years by August 10, 2027. The first tranche was initiated on August 11, 2025 and completed ahead of schedule on December 29, 2025, under which 14,124,564 shares were repurchased for €586 M (including true-ups). On January 9, 2026, we announced that we would accelerate our share buyback program and start the repurchase of the second tranche, under which we planned to repurchase a total amount of around €414 M from January 12 to May 8, 2026. As of April 30, 2026, the Company repurchased 24,848,819 shares, or 8.5% of share capital, completing the program significantly earlier than originally planned, after less than a year.

On the basis of the authorization granted by the Annual General Meeting (AGM) held on May 21, 2026, to conduct a share buyback program, we launched a new share buyback program with a total volume of around €1 BN (excluding ancillary transaction costs) to be completed in tranches by May 27, 2027 (the 2026 Share Buyback Program). Up to 10% of the share capital may be repurchased. The first tranche, amounting to up to €600 M, was initiated on May 28, 2026 and is expected to be completed by December 15, 2026. As of June 30, 2026, we repurchased 2,454,945 shares under the 2026 Share Buyback Program. The shares are repurchased predominantly for redemption and for reducing the share capital accordingly. To a significantly lesser extent, the repurchased shares may be used for allocations under incentive-based compensation plans.

FRESENIUS MEDICAL CARE AG

As of June 30, 2026, 27,303,764 shares were repurchased under the programs, with cash outflows of €492 M for the six months ended June 30, 2026. Of these repurchased shares, 24,848,819 were redeemed subsequent to the 2026 AGM.

For further information, see note 2 d) of the notes to the condensed consolidated interim financial statements (unaudited) included in this report.

Tavneos Impacts

The Tavneos Impacts resulted in a negative impact on our income (loss) from equity method investees in the amount of €71 M for the three and six months ended June 30, 2026. For further information, see “II. Discussion of measures - Net leverage ratio (Non-IFRS Measure)” and note 6 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report.

Other trends

Recent changes in global trade policy, including new tariffs on most products imported into the U.S. and the possibility of additional trade restrictions, have created increased uncertainty and potential risk within the healthcare industry and to our business operations and financial performance. While we have implemented measures to mitigate these risks, we may see further increased costs for supplies depending on the nature and scope of these shifts on the affected goods and materials we use.

In addition to tariffs, additional macroeconomic factors continue to present challenges as inflation remains elevated, which contributes to higher labor and production costs, as well as ongoing disruptions of global supply chains and new or potential export/import restrictions across key markets. The conflict in the Middle East has introduced additional volatility within the global energy markets and has significantly impacted trade routes in the region. Such continued, or escalating, conflicts in the region have and could continue to have an impact on fuel and energy prices, increasing the challenges of elevated inflationary pressure and increasing transportation, raw material, and manufacturing costs and could lead to other supply chain impacts such as reductions in raw material availability.

Resulting cost increases have and could continue to adversely impact our financial condition and results of operations, especially if we are unable to absorb these costs through increased reimbursement (which is largely dependent on government action and contractual terms) and increased prices for our products or offset them through supply chain adjustments, product redesign (which could require regulatory approvals), or other operational efficiencies. We are closely monitoring these developments  which have impacted our financial results for the three and six months ended June 30, 2026, notably from inflationary cost increases in the second quarter of 2026, and we are identifying additional strategies to mitigate financial and operational impacts going forward. Given the continuously changing nature of these challenges and their broader economic implications, we cannot accurately predict the full extent of their impact on our business. Additionally, influences on currency markets via geopolitical developments and corrective actions taken by central banks may cause such exchange rate developments to differ significantly in the future.

Additionally, Same Market Treatment Growth in the U.S. of (0.9%) and (0.6%) for the three and six months ended 2026, respectively, were negatively impacted by disruptions from broad-based transformation activities, including a significant organizational redesign and clinic footprint optimization and impacted referral preference and patient inflow more than a change in the underlying demand environment. For further information, see the discussion of our consolidated revenue and operating segment results and in the tables under “Key Performance Indicators,” below.

As described in Item 4.B, “Information on the Company — B. Business Overview — Regulatory and legal matters — Health care Reform” and “— Reimbursement,” in our 2025 Form 20-F, we are facing regulatory challenges that we assume will impact earnings development in future quarters. In the U.S., the elimination of the ACA premium tax credits (absent any future reenactment) and certain Medicaid-related provisions of the OBBBA are anticipated to adversely affect reimbursement levels and patient volumes. Additionally, certain pharmaceutical products are reimbursed under TDAPA, which provides for separate payment under the ESRD PPS for a limited transitional period. Upon expiration of the applicable TDAPA period, reimbursement for these pharmaceutical products transitions to either a post-TDAPA add-on under the ESRD PPS for dialysis drugs or biologicals for which there is an existing functional category or via a modification to the ESRD PPS rate, if applicable, after CMS undertakes additional rulemaking for dialysis drugs or biologicals for which there is not an existing functional category. The impacts from such changes in reimbursement on our results of operations, financial position, and net assets are described in the following discussions as “Impacts from TDAPA Reimbursement Regulation.” The Impacts from TDAPA Reimbursement Regulation supported our consolidated and Care Delivery operating income results for the six months ended June 30, 2026 and 2025, and resulted in a positive impact on a comparative basis, though management expects this favorable impact to become a headwind in the second half of 2026. These U.S. regulatory impacts, together with other evolving global regulatory and reimbursement developments such as volume-based procurement and stricter tender requirements in China, could continue to place pressure on our business in future periods and result in a negative impact on our revenues and operating income.

The following sections summarize our consolidated results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

FRESENIUS MEDICAL CARE AG

Results of operations

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. As a significant portion of our operations are derived from our businesses in the U.S., the development of the euro against the U.S. dollar can have a material impact on our results of operations, financial position and net assets and the impacts of foreign currency transaction and translation effects are included in the discussion of our key and secondary performance indicators below.

Three months ended June 30, 2026 compared to three months ended June 30, 2025

Results of operations

in € M

			Change in %
	For the three months ended			Currency
	June 30,			translation	Constant
	2026	2025	As reported	effects	Currency(1)

Revenue	4,861	4,792	1	(3)	4
Costs of revenue	(3,551)	(3,577)	(1)	2	1
Selling, general and administrative expense	(736)	(792)	(7)	1	(6)
Research and development	(40)	(38)	4	1	5
Income (loss) from equity method investees	(41)	45	n.a.		n.a.
Other operating income	208	343	(39)	0	(39)
Other operating expense	(235)	(348)	(32)	(2)	(34)
Operating income	466	425	10	(5)	15
Operating income margin	9.6	8.9
Interest income	15	22	(33)	1	(34)
Interest expense	(98)	(97)	1	1	2
Income tax expense	(90)	(78)	15	7	22
Net income	293	272	8	(6)	14
Net income attributable to noncontrolling interests	(75)	(47)	59	7	66
Net income attributable to shareholders of FME AG	218	225	(3)	(6)	3
Basic and diluted earnings per share in €	0.81	0.77	6	(7)	13
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Key Performance Indicators

The following discussions include our operating and reportable segments and the measures we use to manage these segments. For further information, see note 13 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report.

Revenue

in € M

			Change in %
	For the three months ended			Currency			Same Market
	June 30,			translation	Constant	Organic	Treatment
	2026	2025	As reported	effects	Currency(1)	growth	Growth(2)

Revenue	4,861	4,792	1	(3)	4	5
Care Delivery segment	3,478	3,381	3	(2)	5	7	(0.4)
Thereof: U.S.	2,897	2,817	3	(3)	6	7	(0.9)
Thereof: International	581	564	3	(2)	5	11	0.8
Value-Based Care segment	536	506	6	(3)	9	9
Care Enablement segment	1,371	1,348	2	(1)	3	3
Inter-segment eliminations	(524)	(443)	19	(2)	21
Thereof: Care Delivery (3)	(137)	(118)	17	(4)	21
Thereof: Care Enablement (3)	(387)	(325)	19	(3)	22
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)	Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).
(3)	Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. We also transfer products from the Care Enablement segment to the Care Delivery segment at fair market value.

FRESENIUS MEDICAL CARE AG

Patients, dialysis treatments, and clinics

	Three months ended June 30,
			Change			Change			Change
	2026	2025	in %	2026	2025	in %	2026	2025	in %

	Patients			Dialysis treatments			Clinics
Care Delivery segment	289,610	300,339	(4)	10,849,727	11,306,858	(4)	3,513	3,676	(4)
Thereof: U.S.	203,177	206,259	(1)	7,644,585	7,778,947	(2)	2,539	2,627	(3)
Thereof: International	86,433	94,080	(8)	3,205,142	3,527,911	(9)	974	1,049	(7)

Business metrics for Value-Based Care

	Three months ended June 30,
			Change			Change
	2026	2025	in %	2026	2025	in %

	Member Months			Membership
Value-Based Care segment	466,236	431,781	8	154,349	147,532	5

Consolidated

Revenue increased as compared to the three months ended June 30, 2025, primarily driven by organic growth in all segments, partially offset by a negative impact from foreign currency translation and the effect of closed or sold operations.

Care Delivery

The increase in Care Delivery revenue as compared to the three months ended June 30, 2025 was driven by organic growth, partially offset by a negative impact from foreign currency translation and the effect of closed or sold operations. Organic growth was supported by favorable Impacts from TDAPA Reimbursement Regulation, reimbursement rate increases, and lower implicit price concessions, partially offset by lower treatment volumes. As of June 30, 2026, the number of patients treated in dialysis clinics that we own or operate in Care Delivery decreased as compared to June 30, 2025, primarily driven by divestitures in connection with Legacy Portfolio Optimization, clinic closures in the U.S., and disruptions from broad-based transformation activities in the U.S., including a significant organizational redesign and clinic footprint optimization. Treatments in our Care Delivery segment decreased as compared to the three months ended June 30, 2025, mainly due to the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization). During the three months ended June 30, 2026, we opened 10, and combined, closed, or sold 36 dialysis clinics.

U.S.

In the U.S., the increase in revenue was driven by organic growth, partially offset by a negative impact from foreign currency translation and the effect of closed or sold operations. Organic growth in the U.S. was supported by favorable Impacts from TDAPA Reimbursement Regulation, reimbursement rate increases, and lower implicit price concessions, partially offset by lower treatment volumes. Treatments decreased as compared to the three months ended June 30, 2025, primarily driven by a decline in Same Market Treatment Growth and the effect of closed or sold clinics. Same Market Treatment Growth was negatively impacted by disruptions from broad-based transformation activities, including a significant organizational redesign and clinic footprint optimization. During the three months ended June 30, 2026, we opened 6, and combined, closed, or sold 29 dialysis clinics.

International

In our operations outside the U.S. (International), the increase in revenue was driven by organic growth (supported by a positive impact from the Pharmaceutical Business Reclassification), partially offset by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization) and a negative impact from foreign currency translation. Patients treated in dialysis clinics that we own or operate in International decreased mainly as a result of divestitures in connection with Legacy Portfolio Optimization. The decrease in treatments within International was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by Same Market Treatment Growth. During the three months ended June 30, 2026, we opened 4, and combined, closed, or sold 7 dialysis clinics.

Value-Based Care

Value-Based Care revenue increased as compared to the three months ended June 30, 2025 mainly as a result of a favorable impact from business growth, partially offset by a negative impact from foreign currency translation. Business growth was primarily driven by organic growth (due to an increase in Member Months mainly from contract expansion and a positive effect from premium rates) and a positive effect from the recognition of revenue impacted by the timing of CKCC reporting from CMS, partially offset by an unfavorable effect resulting from the risk profile attributed to the underlying contracts classified as shared risk or full risk.

FRESENIUS MEDICAL CARE AG

Care Enablement

Care Enablement revenue increased as compared to the three months ended June 30, 2025 primarily driven by increased sales of our 5008X CAREsystem due to the large-scale rollout of those machines in Care Delivery clinics in the U.S., partially offset by an unfavorable impact from volume-based procurement and stricter tender requirements in China weighing on both volumes and prices, a negative impact from the Pharmaceutical Business Reclassification, and a negative impact from foreign currency translation. Additionally, sales volumes and pricing momentum outside of China positively impacted revenue.

Operating income (loss)

in € M

			Change in %
	For the three months ended			Currency
	June 30,			translation	Constant
	2026	2025	As reported	effects	Currency(1)

Operating income (loss)	466	425	10	(5)	15
Care Delivery segment	435	346	26	(7)	33
Value-Based Care segment	17	(9)	n.a.		n.a.
Care Enablement segment	99	89	11	(1)	12
Inter-segment eliminations	(39)	(8)	367	(19)	386
Corporate	(46)	7	n.a.		n.a.
Operating income (loss) margin	9.6	8.9
Care Delivery segment	12.5	10.2
Value-Based Care segment	3.2	(1.7)
Care Enablement segment	7.2	6.6
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Consolidated

The increase in our operating income was largely driven by a positive impact from business growth (mainly within Care Delivery) and net savings associated with the FME25+ Program, partially offset by the Tavneos Impacts, inflationary cost increases, a negative effect from the valuation of vPPAs, higher personnel expense, a negative impact from foreign currency translation, and higher IT expense (including the implementation of our new ERP software).

Care Delivery

Care Delivery operating income increased primarily as a result of a favorable impact from business growth (driven by reimbursement rate increases and positive Impacts from TDAPA Reimbursement Regulation, partially offset by lower treatment volumes) and net savings associated with the FME25+ Program, partially offset by the Tavneos Impacts, higher personnel expense, and a negative impact from foreign currency translation.

Value-Based Care

Value-Based Care recorded operating income as compared to an operating loss for the three months ended June 30, 2025, primarily due to savings rate improvement for certain contracts and net savings associated with the FME25+ Program, partially offset by an unfavorable impact from the reconciliation of prior year contract performance.

Care Enablement

Care Enablement operating income increased primarily due to net savings associated with the FME25+ Program and a favorable impact from business growth (mainly from increased sales of our 5008X CAREsystem due to the large-scale rollout of those machines in Care Delivery clinics in the U.S., partially offset by an unfavorable impact from volume-based procurement and stricter tender requirements in China which weighed on both volumes and prices), partially offset by inflationary cost increases. Sales volumes and pricing momentum outside of China were positive.

FRESENIUS MEDICAL CARE AG

Secondary performance indicators and other contributors to profit and loss

Costs of revenue decreased as compared to the three months ended June 30, 2025, primarily due to a positive impact from foreign currency translation and net savings associated with the FME25+ Program, partially offset by inflationary cost increases, and higher personnel expense in Care Delivery. Costs of revenue by segment for the three months ended June 30, 2026 and 2025 are provided in the following table:

Costs of revenue
in € M
			Change in %
	For the three months			Currency
	ended June 30,			translation	Constant
	2026	2025	As reported	effects	Currency(1)

Care Delivery segment	(2,595)	(2,603)	0	2	2
Value-Based Care segment	(495)	(487)	2	3	5
Care Enablement segment	(947)	(923)	3	1	4
Inter-segment eliminations	486	434	12	2	14
Corporate	0	2	(79)	3	(76)
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Selling, general and administrative (SG&A) expense decreased for the three months ended June 30, 2026 as compared to the three months ended June 30, 2025 primarily driven by net savings associated with the FME25+ Program, partially offset by higher IT expense (including the implementation of our new ERP software) and other increased costs related to global overhead functions.

We recorded a loss from equity method investees as compared to income from equity method investees for the three months ended June 30, 2025, primarily driven by the Tavneos Impacts noted above.

The decrease in other operating income was primarily driven by lower foreign exchange gains and an unfavorable impact from changes in the fair value of derivatives embedded in vPPAs.

The decrease in other operating expense was primarily driven by lower foreign exchange losses, partially offset by net losses associated with the FME25+ Program (mainly driven by impairment losses from the rationalization of real estate and closure of clinics in the U.S.) and an unfavorable impact from changes in the fair value of derivatives embedded in vPPAs.

For additional information regarding other operating income and expense, see note 2 c) of the notes to the condensed consolidated interim financial statements (unaudited) included in this report.

Net interest expense increased by 11% from €75 M to €83 M, primarily due to an unfavorable impact from refinancing activities and higher interest expense related to income taxes, partially offset by a positive impact from foreign currency translation and favorable effects from foreign currency swaps.

The effective tax rate increased from 22.3% for the three months ended June 30, 2025 to 23.5%, primarily driven by a lower share of tax-free income related to equity method investees, partially offset by a higher portion of tax-free income attributable to noncontrolling interests compared to income before income taxes.

The increase in net income attributable to noncontrolling interests was primarily due to higher earnings from entities in which we have less than 100% ownership and are fully consolidated.

The decrease in net income attributable to shareholders of FME AG resulted from the combined effects of the items discussed above.

Basic earnings per share increased primarily due to share repurchases under our share buyback program, partially offset by the decrease in net income attributable to shareholders of FME AG described above. The average weighted number of shares outstanding for the period decreased to 268.4 M during the three months ended June 30, 2026 as compared to 293.4 M in the prior year period primarily driven by the aforementioned repurchases of shares.

We employed 107,226 people (total headcount) as of June 30, 2026 (June 30, 2025: 112,445). This 5% decrease was largely due to the divestiture of certain businesses in connection with Legacy Portfolio Optimization.

FRESENIUS MEDICAL CARE AG

Six months ended June 30, 2026 compared to six months ended June 30, 2025

Results of operations
in € M
			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2026	2025	As reported	effects	Currency(1)
Revenue	9,473	9,673	(2)	(5)	3
Costs of revenue	(6,983)	(7,275)	(4)	5	1
Selling, general and administrative expense	(1,485)	(1,543)	(4)	5	1
Research and development	(78)	(82)	(4)	2	(2)
Income (loss) from equity method investees	0	93	(100)	0	(100)
Other operating income	366	484	(24)	0	(24)
Other operating expense	(541)	(593)	(9)	3	(6)
Operating income	752	757	(1)	(6)	5
Operating income margin	7.9	7.8
Interest income	29	37	(20)	(1)	(19)
Interest expense	(191)	(192)	(1)	5	4
Income tax expense	(133)	(139)	(5)	5	0
Net income	457	463	(1)	(5)	4
Net income attributable to noncontrolling interests	(121)	(87)	43	10	53
Net income attributable to shareholders of FME AG	336	376	(11)	(5)	(6)
Basic and diluted earnings per share in €	1.24	1.28	(4)	(5)	1
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Key Performance Indicators

The following discussions include our operating and reportable segments and the measures we use to manage these segments. For further information, see note 13 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report.

Revenue
in € M
			Change in %
	For the six months			Currency			Same Market
	ended June 30,		As	translation	Constant	Organic	Treatment
	2026	2025	reported	effects	Currency(1)	growth	Growth(2)
Revenue	9,473	9,673	(2)	(5)	3	4
Care Delivery segment	6,772	6,828	(1)	(6)	5	7	(0.1)
Thereof: U.S.	5,662	5,709	(1)	(7)	6	7	(0.6)
Thereof: International	1,110	1,119	(1)	(3)	2	7	1.1
Value-Based Care segment	1,027	1,035	(1)	(7)	6	6
Care Enablement segment	2,670	2,715	(2)	(4)	2	2
Inter-segment eliminations	(996)	(905)	10	(6)	16
Thereof: Care Delivery (3)	(259)	(238)	9	(8)	17
Thereof: Care Enablement (3)	(737)	(667)	10	(6)	16
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)	Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (Same Market Treatment Growth).
(3)	Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. We also transfer products from the Care Enablement segment to the Care Delivery segment at fair market value.

Dialysis treatments
	For the six months ended June 30,
	2026	2025	Change in %
Care Delivery segment	21,521,790	22,314,266	(4)
Thereof: U.S.	15,150,505	15,327,129	(1)
Thereof: International	6,371,285	6,987,137	(9)

Business metrics for Value-Based Care
	For the six months ended June 30,
	2026	2025	Change in %

	Member Months
Value-Based Care segment	927,045	869,968	7

FRESENIUS MEDICAL CARE AG

Consolidated

Revenue decreased as compared to the six months ended June 30, 2025 primarily driven by a negative impact from foreign currency translation and the effect of closed or sold operations, partially offset by organic growth in all segments.

Care Delivery

The decrease in Care Delivery revenue as compared to the six months ended June 30, 2025 was driven by a negative impact from foreign currency translation and the effect of closed or sold operations, partially offset by organic growth. Organic growth was supported by favorable Impacts from TDAPA Reimbursement Regulation, reimbursement rate increases, and lower implicit price concessions, partially offset by lower treatment volumes. Treatments in our Care Delivery segment decreased as compared to the six months ended June 30, 2025, mainly due to the effect of closed or sold clinics (primarily related to Legacy Portfolio Optimization).

U.S.

In the U.S., the decrease in revenue was driven by a negative impact from foreign currency translation and effect of closed or sold operations, partially offset by organic growth. Organic growth in the U.S. was supported by favorable Impacts from TDAPA Reimbursement Regulation, reimbursement rate increases, and lower implicit price concessions, partially offset by lower treatment volumes. Treatments decreased as compared to the six months ended June 30, 2025, primarily driven by a decline in Same Market Treatment Growth which was negatively impacted by disruptions from broad-based transformation activities, including a significant organizational redesign and clinic footprint optimization.

International

In our operations outside the U.S. (International), the decrease in revenue was driven by a negative impact from foreign currency translation and the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by organic growth (supported by a positive impact from the Pharmaceutical Business Reclassification) contributions from acquisitions. The decrease in treatments within International was driven by the effect of closed or sold operations (primarily related to Legacy Portfolio Optimization), partially offset by Same Market Treatment Growth.

Value-Based Care

Value-Based Care revenue decreased as compared to the six months ended June 30, 2025 mainly as a result of a negative impact from foreign currency translation, partially mitigated by a favorable impact from business growth. Business growth was primarily driven by organic growth (due to an increase in Member Months mainly from contract expansion and a positive effect from premium rates) and a positive effect from the recognition of revenue impacted by the timing of CKCC reporting from CMS, partially offset by an unfavorable effect resulting from the risk profile attributed to the underlying contracts classified as shared risk or full risk.

Care Enablement

Care Enablement revenue decreased as compared to the six months ended June 30, 2025 primarily driven by a negative impact from foreign currency translation, an unfavorable impact from volume-based procurement and stricter tender requirements in China weighing on both volumes and prices, and a negative impact from the Pharmaceutical Business Reclassification, partially offset by increased sales of our 5008X CAREsystem due to the large-scale rollout of those machines in Care Delivery clinics in the United States. Additionally, sales volumes and pricing momentum outside of China positively impacted revenue.

Operating income (loss)
in € M
			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2026	2025	As reported	effects	Currency(1)

Operating income (loss)	752	757	(1)	(6)	5
Care Delivery segment	706	666	6	(10)	16
Value-Based Care segment	6	(6)	n.a.		n.a.
Care Enablement segment	186	183	1	0	1
Inter-segment eliminations	(61)	(12)	343	(29)	372
Corporate	(85)	(74)	16	(31)	47
Operating income (loss) margin	7.9	7.8
Care Delivery segment	10.4	9.8
Value-Based Care segment	0.6	(0.5)
Care Enablement segment	7.0	6.8
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

FRESENIUS MEDICAL CARE AG

Consolidated

Operating income decreased slightly mainly driven by inflationary cost increases, the Tavneos Impacts, higher personnel expense, a negative impact from foreign currency translation, higher IT expense (including the implementation of our new ERP software), a negative effect from the valuation of vPPAs, and unfavorable foreign currency transaction effects, partially offset by a positive impact from business growth and Humacyte Remeasurements.

Care Delivery

Care Delivery operating income increased primarily as a result of a favorable impact from business growth (driven by positive Impacts from TDAPA Reimbursement Regulation and reimbursement rate increases, partially offset by lower treatment volumes) and a favorable impact from Legacy Portfolio Optimization, partially offset by a negative impact from foreign currency translation, the Tavneos Impacts, higher personnel expense, net losses associated with the FME25+ Program (mainly driven by impairment losses from the closure of clinics in the U.S.), and inflationary cost increases.

Value-Based Care

Value-Based Care recorded operating income as compared to an operating loss for the six months ended June 30, 2025 primarily due to savings rate improvement for certain contracts, partially offset by an unfavorable impact from the reconciliation of prior year contract performance and net losses associated with the FME25+ Program (mainly driven by a loss from the derecognition of intangible assets recognized for software platform technologies).

Care Enablement

Care Enablement operating income increased primarily due to a favorable impact from business growth (mainly from increased sales of our 5008X CAREsystem due to the large-scale rollout of those machines in Care Delivery clinics in the U.S., which was partially offset by an unfavorable impact from volume-based procurement and stricter tender requirements in China weighing on both volumes and prices), net savings associated with the FME25+ Program, and a positive impact from the remeasurement of receivables related to a royalty stream that we are entitled to base on sales made by Humacyte, Inc., partially offset by inflationary cost increases and an unfavorable impact from foreign currency transaction effects. Sales volumes and pricing momentum outside of China were positive.

Secondary performance indicators and other contributors to profit and loss

Costs of revenue decreased as compared to the six months ended June 30, 2025 primarily due to a positive impact from foreign currency translation and net savings associated with the FME25+ Program, partially offset by inflationary cost increases, higher personnel expense in Care Delivery, and higher costs associated with business growth. Costs of revenue by segment for the six months ended June 30, 2026 and 2025 are provided in the following table:

Costs of revenue
in € M
			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2026	2025	As reported	effects	Currency(1)

Care Delivery segment	(5,141)	(5,343)	(4)	6	2
Value-Based Care segment	(947)	(979)	(3)	6	3
Care Enablement segment	(1,833)	(1,845)	(1)	5	4
Inter-segment eliminations	936	891	5	6	11
Corporate	2	2	14	(1)	13
(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

SG&A expense decreased for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, primarily driven by net savings associated with the FME25+ Program and a positive impact from foreign currency translation, partially offset by higher IT expense (including the implementation of our new ERP software) and other increased costs related to global overhead functions.

The decrease in research and development expense was largely driven by a positive impact from foreign currency translation and higher capitalization of development costs.

The decrease in income (loss) from equity method investees was primarily driven by the Tavneos Impacts.

The decrease in other operating income was primarily driven by lower foreign exchange gains and an unfavorable impact from changes in the fair value of derivatives embedded in vPPAs.

FRESENIUS MEDICAL CARE AG

The decrease in other operating expense was primarily driven by lower foreign exchange losses and a decline in the negative impact from the remeasurement of our investment in Humacyte, Inc, partially offset by net losses associated with the FME25+ Program (mainly driven by impairment losses from the closure of clinics in the U.S.) and an unfavorable impact from changes in the fair value of derivatives embedded in vPPAs.

For additional information regarding other operating income and expense, see note 2 c) of the notes to the condensed consolidated interim financial statements (unaudited) included in this report.

Net interest expense increased by 4% from €155 M to €162 M, primarily due to an unfavorable impact from refinancing activities and higher interest expense related to income taxes, partially offset by a positive impact from foreign currency translation and favorable effects from foreign currency swaps.

The effective tax rate decreased from 23.2% for the six months ended June 30, 2025 to 22.5%, primarily driven by higher portion of tax-free income attributable to noncontrolling interests compared to income before income taxes and a lower share of non-deductible expenses, partially offset by a lower share of tax-free income related to equity method investees.

The increase in net income attributable to noncontrolling interests was primarily due to higher earnings from entities in which we have less than 100% ownership and are fully consolidated.

The decrease in net income attributable to shareholders of FME AG resulted from the combined effects of the items discussed above.

Basic earnings per share decreased primarily due to the decrease in net income attributable to shareholders of FME AG described above. The average weighted number of shares outstanding for the period decreased to 271.8 M during the six months ended June 30, 2026 as compared to 293.4 M in the prior year period, primarily driven by share repurchases under our share buyback program.

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt, and divestitures. We require this capital primarily to finance working capital needs, fund the FME25+ Program and acquisitions, operate clinics, develop free-standing renal dialysis clinics and other healthcare facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends, repurchase shares (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below), and to satisfy put option obligations to holders of minority interests in our majority-owned subsidiaries (see note 12 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report).

As of June 30, 2026, our available borrowing capacity under unutilized credit facilities amounted to approximately €3.3 billion, including €2.0 billion under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes (see note 8 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report).

In our long-term capital management, we focus primarily on the net leverage ratio, a Non-IFRS measure, and manage against our self-imposed target of 2.5x - 3.0x (see “II. Discussion of measures – Non–IFRS measures – Net leverage ratio (Non-IFRS Measure),” above). The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of June 30, 2026 and December 31, 2025.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio

	June 30,	December 31,
	2026	2025

Debt and lease liabilities (1)	10,963	10,795
Minus: Cash and cash equivalents	(1,061)	(1,599)
Net debt	9,902	9,196

Net income (2)	1,187	1,191
Income tax expense (2)	314	321
Interest income (2)	(62)	(70)
Interest expense (2)	383	385
Depreciation and amortization (2)	1,430	1,463
Adjustments (2), (3)	539	447
Adjusted EBITDA	3,791	3,737

Net leverage ratio	2.6	2.5
(1)	Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt, and long-term debt, less current portion.
(2)	Last twelve months.

FRESENIUS MEDICAL CARE AG

(3)	Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2026: -€1 M; 2025: €1 M), non-cash charges, primarily related to pension expense (2026: €44 M; 2025: €47 M), impairment loss (2026: €127M; 2025: €37 M), and special items, including costs related to the FME25+ Program (2026: €193 M; 2025: €185 M), Legacy Portfolio Optimization (2026: €82 M; 2025: €83 M), Legal Form Conversion Costs (2026: €2 M; 2025: €4 M), Humacyte Remeasurements (2026: €21 M; 2025: €90 M) and Tavneos Impacts (2026: €71 M). See “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure),” above.

At June 30, 2026, we had cash and cash equivalents of €1,061 M (December 31, 2025: €1,599 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure, see “II. Discussion of measures – Non–IFRS measures – Net cash provided by (used in) operating activities in % of revenue” and “– Free cash flow in % of revenue (Non-IFRS Measure)” above.

The following table shows the cash flow performance indicators for the six months ended June 30, 2026 and 2025 and reconciles free cash flow to net cash provided by (used in) operating activities, the most directly comparable IFRS Accounting Standards measures, and free cash flow in percent of revenue to net cash provided by (used in) operating activities in percent of revenue:

Cash flow measures

in € M, except where otherwise specified

	For the six months ended
	June 30,
	2026	2025

Revenue	9,473	9,673
Net cash provided by (used in) operating activities	1,087	938
Capital expenditures	(430)	(300)
Proceeds from sale of property, plant and equipment	8	11
Capital expenditures, net	(422)	(289)
Free cash flow	665	649
Net cash provided by (used in) operating activities in % of revenue	11.5	9.7
Free cash flow in % of revenue	7.0	6.7

Net cash provided by (used in) operating activities

Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories and receivables, and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities in percent of revenue for the six months ended June 30, 2026 as compared to the first six months of 2025 was driven by a favorable development of working capital. The development of working capital was mainly due to a positive impact from the development of accounts payable to unrelated parties as a result of the timing of payments, partially offset by a higher inventory level (including increases as a result of the large-scale rollout of our 5008X CAREsystem).

The profitability of our business depends significantly on reimbursement rates for our services. For the six months ended June 30, 2026, approximately 78% of our revenue was generated by providing healthcare services (including insurance services), a major portion of which is reimbursed by either public healthcare organizations or private insurers. For the six months ended June 30, 2026, approximately 17% of our consolidated revenue was attributable to reimbursements from U.S. federal healthcare benefit programs such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “Forward-looking statements” and “I. Overview,” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 7 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report), as well as from the use of our bilateral credit lines. We expect that we will have adequate sources of financing available to us. Our Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to utilize long-term financing arrangements, such as the issuance of bonds (see “Net cash provided by (used in) financing activities” and note 14 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report below).

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (DSO) (Non-IFRS Measure) of 60 days at June 30, 2026 (December 31, 2025: 59 days).

FRESENIUS MEDICAL CARE AG

DSO by segment is calculated by dividing the respective segment’s trade accounts and other receivables from unrelated parties (including receivables related to assets held for sale) less contract liabilities, converted to euro using the average exchange rate for the period presented by the average daily sales for the last twelve months of that segment, including sales or value-added tax, converted to euro using the average exchange rate for the period. In order to ensure comparability of line items included in the consolidated balance sheets and consolidated statements of income, trade accounts and other receivables from unrelated parties and contract liabilities as of June 30, 2026 are adjusted for a decrease in the amount of €52.2 M and €2.1 M, respectively (December 31, 2025: an increase of €101.3 M and €3.7 M, respectively) which represents the impact on these line items from foreign currency translation. Additionally, daily revenues in the amount of €(0.1) M for the twelve months ended December 31, 2025 are adjusted in relation to amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, to increase consistency with the respective adjustments in the determination of adjusted EBITDA (see “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure)” above) and in the amount of €0.9 M and €1.1 M for the twelve months ended June 30, 2026 and December 31, 2025, respectively to include sales or value-added tax and other smaller effects. There were no required adjustments to daily revenues in relation to amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold for the twelve months ended June 30, 2026.

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding (Non-IFRS Measure)

in days	June 30,	December 31,
	2026	2025	Explanation of movement

Care Delivery	57	54	Seasonality in invoicing
Value-Based Care	31	33	Timing of settlement payments related to certain payor contracts
Care Enablement	86	86	Remained stable
FME AG	60	59

Due to the fact that a large portion of our reimbursement is provided by public healthcare organizations and private payors, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 11 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in the first six months of 2026 was €440 M as compared to net cash used in investing activities of €250 M in the comparable period of 2025. The following table shows a breakdown of our investing activities for the first six months of 2026 and 2025:

Cash flows relating to investing activities

in € M

			Acquisitions, investments,
	Capital expenditures, net,		purchases of intangible		Proceeds from divestitures
	including capitalized		assets and investments in		and the sale of debt
	development costs		debt securities		securities

	For the six months ended June 30,
	2026	2025	2026	2025	2026	2025

Care Delivery	213	155	31	18	23	36
Value-Based Care	0	0	0	0	0	0
Care Enablement	174	134	50	9	40	30
Corporate	35	—	0	0	—	—
Total	422	289	81	27	63	66

The majority of our capital expenditures in the first six months of 2026 was used for the capitalization of machines provided to our customers (including our 5008X CAREsystem), capitalization of healthcare product development costs, capitalized IT implementation costs, expansion of production capacity, maintaining existing clinics and centers, and equipping new clinics and centers. Capital expenditures, net, accounted for approximately 4% and 3% of total revenue in the first six months of 2026 and 2025, respectively.

Investments in the first six months of 2026 were primarily comprised of purchases of debt securities. Divestitures in the first six months of 2026 mainly related to the divestment of debt securities and equity investments.

Acquisitions in the first six months of 2025 relate primarily to the purchase of clinics and centers. Investments in the first six months of 2025 were primarily comprised of purchases of debt securities. Divestitures in the first six months of 2025 mainly related to the divestment of debt securities and equity investments (including divestitures under our Legacy Portfolio Optimization program).

FRESENIUS MEDICAL CARE AG

In 2026, we anticipate capital expenditures around €0.8 BN to €1.0 BN and will remain disciplined with regard to acquisition and investment spending, while focusing on the organic growth of our business. Our anticipated capital expenditures are driven by the need to position us well to capture growth opportunities, including the large-scale rollout of our 5008X CAREsystem (for which we are targeting to replace around 20% of our U.S. in-center hemodialysis machines (2008T model) in 2026 with the ultimate goal of replacing 100% by 2030), as well as to maintain quality levels and patient experience. Additionally, we plan accelerated capital expenditures in new production facilities as well as into R&D activities for a more globalized product portfolio.

Net cash provided by (used in) financing activities

In the first six months of 2026, net cash used in financing activities was €1,206 M as compared to net cash used in financing activities of €60 M in the first six months of 2025.

In the first six months of 2026, cash was mainly used in the repayment of debt and lease liabilities, the purchase of our shares through the share buyback program, the payment of dividends, and distributions to noncontrolling interests, partially offset by proceeds from debt.

In the first six months of 2025, cash was mainly used in the payment of dividends, repayment of debt and lease liabilities as well as distributions to noncontrolling interests, partially offset by proceeds from debt (including the issuance of bonds during the second quarter of 2025).

For further information, see note 8 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report.

On May 27, 2026, we paid a dividend with respect to 2025 of €1.49 per share (for 2024 paid in 2025: €1.44 per share). The total dividend payment was €400 M as compared to €423 M in the prior year.

Balance sheet structure

Total assets as of June 30, 2026 increased by 1% to €31.3 BN as compared to €31.0 BN at December 31, 2025. Apart from a 3% positive impact resulting from foreign currency translation, total assets decreased by 2% to €30.5 BN primarily due to decreases in cash and cash equivalents as well as right-of-use assets, partially offset by increases in certain working capital items such as other current assets (driven by foreign currency transaction effects), inventories (including increases as a result of the large-scale rollout of our 5008X CAREsystem), and trade accounts and other receivables from unrelated parties.

Current assets as a percent of total assets remained stable at 25% as increases in inventories (including increases as a result of the large-scale rollout of our 5008X CAREsystem) and trade accounts and other receivables from unrelated parties were offset by decreases in cash and cash equivalents. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, decreased to 43% at June 30, 2026 as compared to 46% at December 31, 2025, primarily due to an overall decrease in shareholder’s equity driven by share repurchases under our share buyback program and the distribution of dividends in May 2026, and an increase in liabilities driven by other current financial liabilities (notably from the liability related to the shares yet to be repurchased under the 2026 Share Buyback Program) and short-term borrowings from unrelated parties, partially offset by the impact of net income on shareholders’ equity, a favorable impact from foreign currency translation adjustments, and repayments of bonds during the second quarter of 2026. ROIC remained stable at 5.0% as of June 30, 2026 and December 31, 2025. The weighted average cost of capital (WACC), including weighted risk premiums for country risks, was 6.4%. For further information on ROIC, see “II. Discussion of measures – Non–IFRS measures – Return on invested capital (ROIC) (Non-IFRS Measure)” above.

Report on post-balance sheet date events

Refer to note 14 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report.

Recently issued accounting standards

Refer to note 1 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG

Interim financial statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands (K), except per share data

		For the three months		For the six months ended
		ended June 30,		June 30,
	Note	2026	2025	2026	2025

Revenue:
Healthcare services	2 a), 13	3,252,174	3,225,352	6,396,681	6,501,665
Healthcare products	2 a), 13	1,090,020	1,078,082	2,110,641	2,179,863
Insurance contracts	2 a), 13	518,372	488,279	965,391	991,639
	2 a), 13	4,860,566	4,791,713	9,472,713	9,673,167

Costs of revenue:
Healthcare services		2,497,489	2,521,355	4,971,457	5,164,454
Healthcare products		571,890	585,135	1,095,061	1,157,122
Insurance contracts		481,205	470,862	916,721	953,252
	13	3,550,584	3,577,352	6,983,239	7,274,828

Operating (income) expenses:
Selling, general and administrative	2 b)	736,012	791,979	1,484,950	1,542,665
Research and development	13	39,630	38,116	77,939	81,598
(Income) loss from equity method investees	6,13	41,256	(45,175)	(66)	(93,008)
Other operating income	2 c)	(207,606)	(342,945)	(365,991)	(484,260)
Other operating expense	2 c)	234,835	347,103	540,592	594,671
Operating income		465,855	425,283	752,050	756,673

Other (income) expense:
Interest income		(14,698)	(21,852)	(29,319)	(36,830)
Interest expense		97,554	96,581	190,854	192,296
Income before income taxes		382,999	350,554	590,515	601,207
Income tax expense		89,829	78,259	132,582	139,303
Net income		293,170	272,295	457,933	461,904
Net income attributable to noncontrolling interests		74,793	47,025	122,027	85,412
Net income attributable to shareholders of FME AG		218,377	225,270	335,906	376,492
Basic earnings per share	2 d)	0.81	0.77	1.24	1.28
Diluted earnings per share	2 d)	0.81	0.77	1.24	1.28

See accompanying notes to the condensed consolidated interim financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € K

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025

Net income	293,170	272,295	457,933	461,904
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
FVOCI equity investments	3,238	—	3,238	—
Actuarial gain (loss) on defined benefit pension plans	5,061	18,911	14,978	50,981
Income tax (expense) benefit related to components of other comprehensive income not reclassified	(985)	(5,358)	(3,967)	(15,258)
	7,314	13,553	14,249	35,723
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation, net of reclassification adjustments resulting from deconsolidation	131,484	(1,024,291)	407,791	(1,515,474)
FVOCI debt securities	(1,892)	1,123	(3,955)	6,414
Gain (loss) related to cash flow hedges	(5,292)	13,095	(23,338)	25,672
Cost of hedging	(1,454)	(1,141)	(4,119)	(2,154)
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	2,218	(3,099)	8,827	(6,972)
	125,064	(1,014,313)	385,206	(1,492,514)

Other comprehensive income (loss), net of tax	132,378	(1,000,760)	399,455	(1,456,791)
Total comprehensive income (loss)	425,548	(728,465)	857,388	(994,887)

Comprehensive income attributable to noncontrolling interests	83,428	(36,552)	151,502	(41,411)
Comprehensive income (loss) attributable to shareholders of FME AG	342,120	(691,913)	705,886	(953,476)

See accompanying notes to the condensed consolidated interim financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated balance sheets

(unaudited)

Consolidated balance sheets

in € K, except share data

	Note	June 30, 2026	December 31, 2025

Assets
Cash and cash equivalents		1,061,251	1,599,113
Trade accounts and other receivables from unrelated parties		3,350,201	3,142,298
Accounts receivable from related parties	3	29,569	32,683
Inventories	5	2,331,848	2,140,771
Current income tax refundable	1	85,445	126,197
Other current assets	1	442,875	410,834
Other current financial assets		388,100	446,504
Total current assets		7,689,289	7,898,400

Property, plant and equipment		3,540,802	3,486,293
Right-of-use assets		2,888,836	3,013,502
Intangible assets		1,280,474	1,254,489
Goodwill		13,967,525	13,571,394
Non-current income tax refundable	1	150,021	92,051
Deferred taxes		273,621	236,547
Investment in equity method investees	6, 13	660,694	663,652
Other non-current assets	1	146,448	126,174
Other non-current financial assets		695,530	659,831
Total non-current assets		23,603,951	23,103,933
Total assets		31,293,240	31,002,333

Liabilities
Accounts payable to unrelated parties		810,492	737,595
Accounts payable to related parties	3	81,352	97,951
Current provisions	1	404,514	431,370
Other current liabilities	1	994,569	1,039,743
Other current financial liabilities		2,328,541	1,601,517
Short-term debt from unrelated parties	7	464,648	17,015
Current portion of long-term debt	8	1,276,730	1,596,029
Current portion of lease liabilities from unrelated parties		578,948	577,392
Current portion of lease liabilities from related parties	3	4,908	6,896
Income tax liabilities		232,845	139,595
Total current liabilities		7,177,547	6,245,103

Long-term debt, less current portion	8	5,824,532	5,691,852
Lease liabilities from unrelated parties, less current portion		2,804,219	2,895,215
Lease liabilities from related parties, less current portion	3	9,360	11,206
Non-current provisions	1	198,452	173,351
Other non-current liabilities	1	161,406	147,563
Other non-current financial liabilities		215,043	182,166
Pension liabilities		578,249	574,807
Income tax liabilities		120,076	108,738
Deferred taxes		673,102	689,523
Total non-current liabilities		10,584,439	10,474,421
Total liabilities		17,761,986	16,719,524

Shareholders’ equity:
Ordinary shares, no par value, €1.00 nominal value, 357,905,974 shares authorized, 268,564,630 issued and 266,109,685 outstanding as of June 30, 2026 (December 31, 2025: 382,754,793 shares authorized, 293,413,449 issued, and 279,288,885 outstanding)		268,564	293,413
Treasury stock, at cost	2 d)	(93,788)	(586,094)
Additional paid-in capital		1,602,962	3,079,368
Retained earnings		12,093,761	12,207,913
Accumulated other comprehensive income (loss)		(1,314,788)	(1,684,768)
Total FME AG shareholders’ equity		12,556,711	13,309,832
Noncontrolling interests		974,543	972,977
Total equity		13,531,254	14,282,809
Total liabilities and equity		31,293,240	31,002,333

See accompanying notes to the condensed consolidated interim financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € K

		For the six months ended
		June 30,
	Note	2026	2025

Operating activities
Net income		457,933	461,904

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	13	826,053	769,598
Change in deferred taxes, net		(62,438)	(53,109)
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		4,677	54,969
(Income) loss from equity method investees	13	(66)	(93,008)
Interest expense, net		161,535	155,466
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(134,048)	(113,151)
Inventories		(164,028)	(86,507)
Other current and non-current assets		(19,449)	136,473
Accounts receivable from related parties		4,503	3,538
Accounts payable to related parties		(19,126)	(5,866)
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		73,561	(184,187)
Income tax liabilities		197,710	146,539
Received dividends from investments in equity method investees		1,133	540
Paid interest		(171,682)	(180,990)
Received interest		28,334	35,560
Paid income taxes		(97,416)	(110,015)
Net cash provided by (used in) operating activities		1,087,186	937,754

Investing activities
Purchases of property, plant and equipment and capitalized development costs		(430,462)	(300,143)
Acquisitions, net of cash acquired, investments and purchases of intangible assets		(6,586)	(15,505)
Investments in debt securities		(74,478)	(11,403)
Proceeds from sale of property, plant and equipment		8,118	11,344
Proceeds from divestitures, net of cash disposed		837	20,013
Proceeds from sale of debt securities		62,330	45,399
Net cash provided by (used in) investing activities		(440,241)	(250,295)

Financing activities
Proceeds from short-term debt from unrelated parties		469,146	94,260
Repayments of short-term debt from unrelated parties		(22,999)	(90,593)
Proceeds from long-term debt		151,030	1,114,203
Repayments of long-term debt		(444,902)	(316,905)
Repayments of lease liabilities from unrelated parties		(312,431)	(320,078)
Repayments of lease liabilities from related parties		(3,177)	(12,723)
Repurchase of shares	2 d)	(491,973)	—
Dividends paid		(400,161)	(422,515)
Distributions to noncontrolling interests		(159,774)	(117,742)
Contributions from noncontrolling interests		9,620	12,528
Net cash provided by (used in) financing activities		(1,205,621)	(59,565)
Effect of exchange rate changes on cash and cash equivalents		20,814	(93,085)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(537,862)	534,809
Cash and cash equivalents at beginning of period		1,599,113	1,185,328
Cash and cash equivalents at end of period		1,061,251	1,720,137
Thereof: cash and cash equivalents within the disposal groups		—	5,057

See accompanying notes to the condensed consolidated interim financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Consolidated statements of shareholders’ equity

For the six months ended June 30, 2026 and 2025 (unaudited)

Consolidated statements of shareholders’ equity

in € K, except share data

		Ordinary shares		Treasury stock				Accumulated other comprehensive income (loss)
						Additional		Foreign				Total FME AG	Non-
		Number of	No par	Number of		paid in	Retained	currency	Cash flow		Fair value	shareholders’	controlling
	Note	shares	value	shares	Amount	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity

Balance at December 31, 2024		293,413,449	293,413	—	—	3,345,408	11,266,287	(41,964)	(13,298)	(188,058)	(85,225)	14,576,563	1,191,950	15,768,513

Equity-settled share-based payment transactions	10	—	—	—	—	652	—	—	—	—	—	652	—	652
Dividends paid		—	—	—	—	—	(422,515)	—	—	—	—	(422,515)	—	(422,515)
Transactions with noncontrolling interests without loss of control		—	—	—	—	(3,430)	—	—	—	—	—	(3,430)	(7,273)	(10,703)
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	—	—	3,369	3,369
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(90,721)	(90,721)
Put option liabilities	12	—	—	—	—	—	73,117	—	—	—	—	73,117	—	73,117
Net Income		—	—	—	—	—	376,492	—	—	—	—	376,492	85,412	461,904
Other comprehensive income (loss) related to:
Foreign currency translation, net of reclassification adjustments resulting from deconsolidation	2 c)	—	—	—	—	—	—	(1,405,232)	451	16,161	(31)	(1,388,651)	(126,823)	(1,515,474)
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	17,660	—	—	17,660	—	17,660
Pensions, net of related tax effects		—	—	—	—	—	—	—	—	35,723	—	35,723	—	35,723
Fair value changes, net of related tax effects		—	—	—	—	—	—	—	—	—	5,300	5,300	—	5,300
Comprehensive income		—	—	—	—	—	—	—	—	—	—	(953,476)	(41,411)	(994,887)
Balance at June 30, 2025		293,413,449	293,413	—	—	3,342,630	11,293,381	(1,447,196)	4,813	(136,174)	(79,956)	13,270,911	1,055,914	14,326,825

Balance at December 31, 2025		293,413,449	293,413	(14,124,564)	(586,094)	3,079,368	12,207,913	(1,472,886)	2,975	(121,675)	(93,182)	13,309,832	972,977	14,282,809

Equity-settled share-based payment transactions	10	—	—	—	—	8,517	—	—	—	—	—	8,517	—	8,517
Repurchase of shares	2 d)	—	—	(13,179,200)	(507,321)	(506,212)	—	—	—	—	—	(1,013,533)	—	(1,013,533)
Withdrawal of treasury stock	2 d)	(24,848,819)	(24,849)	24,848,819	999,627	(974,778)	—	—	—	—	—	—	—	—
Dividends paid		—	—	—	—	—	(400,161)	—	—	—	—	(400,161)	—	(400,161)
Transactions with noncontrolling interests without loss of control		—	—	—	—	(3,933)	—	—	—	—	—	(3,933)	(25,636)	(29,569)
Noncontrolling interests due to changes in consolidation group		—	—	—	—	—	—	—	—	—	—	—	(4,501)	(4,501)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	—	(119,799)	(119,799)
Put option liabilities	12	—	—	—	—	—	(49,897)	—	—	—	—	(49,897)	—	(49,897)
Net Income		—	—	—	—	—	335,906	—	—	—	—	335,906	122,027	457,933
Other comprehensive income (loss) related to:
Foreign currency translation, net of reclassification adjustments resulting from deconsolidation	2 c)	—	—	—	—	—	—	382,494	(43)	(4,020)	(115)	378,316	29,475	407,791
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	(19,038)	—	—	(19,038)	—	(19,038)
Pensions, net of related tax effects		—	—	—	—	—	—	—	—	11,061	—	11,061	—	11,061
Fair value changes, net of related tax effects		—	—	—	—	—	—	—	—	—	(359)	(359)	—	(359)
Comprehensive income		—	—	—	—	—	—	—	—	—	—	705,886	151,502	857,388
Balance at June 30, 2026		268,564,630	268,564	(2,454,945)	(93,788)	1,602,962	12,093,761	(1,090,392)	(16,106)	(114,634)	(93,656)	12,556,711	974,543	13,531,254

See accompanying notes to the condensed consolidated interim financial statements (unaudited).

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

1.    The Company and basis of presentation

The Company

Fresenius Medical Care AG (FME AG or the Company) is a German stock corporation (Aktiengesellschaft — AG) registered with the commercial register of Hof (Saale) under HRB 6841, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, Germany. The Company is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue. The Company provides dialysis and related services for individuals with renal diseases, including through value-and risk-based care programs, as well as other healthcare services. The Company also develops, manufactures, and distributes a wide variety of healthcare products. The Company’s healthcare products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, as well as acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other healthcare services include pharmacy services, vascular specialty services, ambulatory surgery center services, and physician nephrology practice management.

In these unaudited notes, “FME AG,” the “Company” or the “Group” refers to Fresenius Medical Care AG or Fresenius Medical Care AG and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management Board” refers to the members of the management board of the Company and “Supervisory Board” refers to the supervisory board of the Company. The term “Care Enablement” refers to the Care Enablement operating segment, the term “Care Delivery” refers to the Care Delivery operating segment and the term “Value-Based Care” refers to the Value-Based Care operating segment. For further discussion of the Company’s operating and reportable segments, see note 13. The abbreviations “K,” “M,” and “BN” are used to denote the presentation of amounts in thousands, millions, and billions, respectively.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s quarterly reports furnished under cover of Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the “IFRS® Accounting Standards,” using the euro as the Company’s reporting and functional currency.

The interim financial report is prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and contains condensed financial statements, in that it includes selected explanatory notes rather than all of the notes that would be required in a complete set of financial statements. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the 2025 Form 20-F) in accordance with IAS 1, Presentation of Financial Statements.

The condensed consolidated interim financial statements at June 30, 2026 and for the three and six months ended June 30, 2026 and 2025 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2025 Form 20-F. The preparation of condensed consolidated interim financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such interim financial statements reflect all adjustments that, in the opinion of management, are necessary to provide a fair statement of the results of the periods presented. All such adjustments are of a normal recurring nature.

The effective tax rates of 23.5% and 22.5% for the three and six months ended June 30, 2026 (22.3% and 23.2% for the three and six months ended June 30, 2025) are recognized on the basis of the best estimates made for the weighted average annual income tax rate expected for the full year and applied to income before income taxes reported in the interim financial statements. The Company is within the scope of the Organisation for Economic Co-operation and Development’s Inclusive Framework on Base Erosion Profit Shifting Global Anti-Base Erosion Model Rules: Global Minimum Taxation (Pillar Two) legislation. The Company applies the exception not to recognize or disclose deferred taxes in connection with Pillar Two income taxes. Income tax expenses related to Pillar Two income taxes are included within the income tax expense line item in the Company’s consolidated statements of income.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

The results of operations for the three and six months ended June 30, 2026 are not necessarily indicative of the results of operations for the year ending December 31, 2026.

The following table shows the amount of goodwill recognized for each cash generating unit (CGU) as well as the Company’s market capitalization as compared to its shareholder’s equity as of June 30, 2026 and December 31, 2025.

Goodwill analysis

in € K

	June 30, 2026	December 31, 2025
Goodwill	13,967,525	13,571,394
thereof Care Delivery	11,589,098	11,212,997
thereof Value-Based Care	380,181	368,663
thereof Care Enablement	1,998,246	1,989,734
FME AG shareholders’ equity	12,556,711	13,309,832
Market capitalization	10,537,944	11,383,815

Due to the carrying amount of net assets exceeding the Company’s market capitalization, the Company reviewed the impacts on the impairment test, which was performed as of December 31, 2025.

During the second quarter of 2026, the Company compared the carrying amounts of its group of CGUs, Care Delivery, Value-Based Care and Care Enablement, to the respective group of CGU’s value in use, using the free cash flows of the group of CGUs considered in the impairment test as of December 31, 2025, and updated its free cash flow projections using the results of the latest available assessments, including the consideration of the conflict in the Middle East primarily related to inflationary cost increases and supply chain constraints, including higher transportation costs. Cash flow projections were updated to reflect the status of current initiatives, without considering any growth and improvement from the FME25+ Program, as defined below, initiatives which have not yet commenced as of June 30, 2026. Weighted average cost of capital (WACC) parameters were updated as of June 30, 2026.

During the fourth quarter of 2025, the Company performed an analysis in connection with the annual goodwill impairment test as of October 1, 2025 and as described in note 2 a) of the consolidated financial statements contained in the 2025 Form 20-F. The Company’s analysis included qualitative and quantitative simulations to assess the potential impact of glucagon-like peptide 1 (GLP-1) receptor agonists and the potential impact of sodium-glucose cotransporter 2 (SGLT2) inhibitors on the chronic kidney disease (CKD) and end stage renal disease (ESRD) populations, specifically in relation to cash flow projections and goodwill sensitivity assessments based on the analysis of the population impact model (a computational tool to predict the size and age distribution of future patient populations with kidney disease for the coming decade, based on various public-health scenarios). In the Company’s population impact model the sensitivity bands of the various scenarios of GLP-1 receptor agonist and SGLT2 inhibitor utilization in the CKD population suggest an increase in the total CKD population and a reduction in the ESRD population growth rate that remain materially consistent with the patient population forecasts which do not include the utilization of these drugs. Considering the positive cardiovascular effects of the drugs, reducing mortality, as well as the progression-delaying effect on the CKD population, the Company sees a balanced effect of the drugs on the patient population. The Company’s assessment concluded that underlying patient growth assumptions used in its cash flow projections reflect the current understanding of treatment developments. Recent third-party publicly available and scientifically validated data published during the first six months of 2026 remain consistent with the previously performed simulations.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

The following table shows the amount by which the recoverable amount of each of the Company’s CGUs exceeded its carrying amount, the key assumptions of value-in-use calculations (presented based upon the goodwill impairment test performed as of June 30, 2026 and December 31, 2025) and the reasonable amounts by which the key assumptions would need to change individually that the recoverable amount equals the carrying amount:

Excess of recoverable amount over carrying amount

in € K

	Care Delivery		Value-Based Care		Care Enablement
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Recoverable amount of CGUs	8,350,088	6,521,602	410,854	172,260	3,776,899	2,732,309

Key assumptions

in %

	Care Delivery		Value-Based Care		Care Enablement
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Average revenue growth in projection period (1)	low-single-digit	low-single-digit	mid-single-digit	high-single-digit	mid-single-digit	mid-single-digit
Average operating income growth in projection period (1)	mid-single-digit	mid-single-digit	low-triple-digit	low-triple-digit	low-double-digit	high-single-digit
Residual value growth	1.00	1.00	2.80	2.80	1.00	1.00
Pre-tax weighted average cost of capital (WACC)	8.14	8.90	7.73	8.53	7.68	8.43
After-tax WACC	6.51	7.21	6.49	7.20	6.27	6.42
(1)	For CGUs Care Delivery and Care Enablement, a projection period of ten years is used. For CGU Value-Based Care, a projection period of five years is used, given the nascent nature of the business.

Sensitivity analysis(1)

Change in percentage points

	Care Delivery		Value-Based Care		Care Enablement
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Pre-tax WACC	3.35	2.69	3.86	1.71	2.78	2.02
After-tax WACC	2.63	2.11	3.02	1.32	2.21	1.41
Residual value growth	(12.02)	(8.53)	(5.99)	(2.36)	(7.43)	(4.74)
Operating income margin of each projection year	(3.91)	(3.18)	(0.95)	(0.41)	(3.70)	(2.62)
(1)	The sensitivity analysis is based upon the goodwill impairment tests performed as of June 30, 2026 and December 31, 2025.

For a detailed description of the impairment test procedure, see notes 1 g) and 2 a) of the consolidated financial statements contained in the 2025 Form 20-F. As of June 30, 2026, the impairment test procedure was performed for each of the operating segments (Care Delivery, Value-Based Care and Care Enablement). The assessment did not result in any indication of impairment as of June 30, 2026. Management continues to monitor the situation.

During the first quarter of 2026, management reassessed the presentation of certain line items in the consolidated balance sheets in light of their relevance to users. The following changes have been made to enhance transparency and provide more meaningful information regarding the nature and financial impact of these balances:

●	Current income tax receivables in the amount of €126,197 as of December 31, 2025, previously included within other current assets, are now presented separately.
●	Non-current income tax receivables in the amount of €92,051 as of December 31, 2025, previously included within other non-current assets, are now presented separately.
●	Current provisions in the amount of €431,370 as of December 31, 2025, previously included within current provisions and other current liabilities, are now presented separately.
●	Non-current provisions in the amount of €173,351 as of December 31, 2025, previously included within non-current provisions and other non-current liabilities, are now presented separately.

In addition, management has determined that assets and liabilities classified as held for sale are no longer material to the financial statements. As a result, these balances have been aggregated within the following line items in the presentation of the Company’s consolidated balance sheets:

●	Assets held for sale previously reported separately in amount of €3,595 as of December 31, 2025 are now aggregated within other current assets.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

●	Liabilities directly associated with held for sale previously reported separately, when applicable, will now be aggregated within other current liabilities. As of December 31, 2025, the Company did not record any liabilities directly associated with assets held for sale.

These changes relate solely to presentation and classification and do not have any impact on the reported results of operations, cash flows, or financial position of the Company. The following table presents the comparative figures as of January 1, 2025 and December 31, 2025, adjusted to conform to the current year’s presentation:

Consolidated balance sheet presentation in 2026

in € K

	January 1, 2025	December 31, 2025

Current income tax refundable	248,668	126,197
Other current assets (1)	584,180	410,834
Non-current income tax refundable	62,361	92,051
Other non-current assets	135,964	126,174
Current provisions	448,368	431,370
Other current liabilities (1)	1,079,077	1,039,743
Non-current provisions	196,516	173,351
Other non-current liabilities	177,647	147,563
(1)	As of January 1, 2025, assets held for sale and liabilities directly associated with assets held for sale in the amount of €161,013 and €27,511 are included in “Other current assets” and “Other current liabilities.” respectively.

On August 4, 2026, the Management Board authorized the issuance of the Company’s condensed consolidated interim financial statements (unaudited).

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its condensed consolidated interim financial statements at and for the six months ended June 30, 2026 in conformity with IFRS Accounting Standards that must be applied for the interim periods starting on or after January 1, 2026. In the six months ended June 30, 2026, there were no recently implemented accounting pronouncements that materially affect the business.

Recent accounting pronouncements not yet adopted

The following new accounting standards and amendments to accounting standards have been published that are not mandatory as of and for the six months ended June 30, 2026 and will not be early adopted by the Company.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

IFRS 18, Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18). IFRS 18 aims to improve how information is communicated in financial statements to give investors a more comparable basis to analyze companies’ performance. The standard introduces three sets of new requirements: new categories and subtotals in the consolidated statements of income, disclosure regarding management-defined performance measures, and guidance related to the aggregation and disaggregation of certain information. The consolidated statements of income will be split into three newly defined categories (operating, investing, and financing) and will include two newly defined subtotals (operating profit and profit before financing and income taxes). Management-defined performance measures are subtotals of income and expense used in public communication outside the financial statements and communicate management’s view of certain aspects of a company’s performance. Such measures will be required to be described in a clear and understandable manner in a single note explaining how the measure is calculated, why it is useful, providing a reconciliation to the most directly comparable subtotal or total specified by IFRS Accounting Standards, the income tax and the effect on noncontrolling interest for each item will be presented in the reconciliation and how the income tax effect is determined. Lastly, companies will be required to disaggregate items if such information is material and overly generic descriptions such as “other” should be avoided unless they are sufficiently informative. Certain additional details for depreciation and amortization, impairment and other expense classifications may be required. Additionally, IFRS 18 will introduce limited changes to IAS 7, Statement of Cash Flows. Operating profit will be the starting point for reporting cash flows from operating activities using the indirect method and the option for classifying interest and dividend cash flows as operating activities will be eliminated. Dividends and interest paid will be classified in cash flows from financing activities whereas dividends and interest received will be classified in cash flows from investing activities. An entity shall apply those amendments when it applies IFRS 18. IFRS 18 is effective for fiscal periods commencing on or after January 1, 2027, while earlier adoption is permitted. The standard must be applied retrospectively. The standard is expected to impact the Company’s presentation of items within the consolidated financial statements and its notes disclosures once implemented, though the standard is not expected to change how the Company recognizes or measures items in its consolidated financial statements. In order to comply with the extended disclosure requirements under IFRS 18, the Company will expand the disclosures in the notes to the consolidated financial statements, including additional information about the nature of operating expenses. The Company continues to investigate the appropriate level of disaggregation in accordance with IFRS 18 and the associated effects of IFRS 18 on the consolidated financial statements.

Notably, foreign exchange gains and losses are currently presented in other operating income and other operating expense, but will be presented within the newly defined operating, investing, and financing categories under IFRS 18 depending on the nature of the underlying transactions, assets or liabilities, which would have an impact on certain related subtotals and key performance indicators for the Company. Similarly, items such as income from equity method investees and the revaluation of certain investments held by the Company, currently presented within operating income, will be shown within the consolidated statement of income in the investing category. Quantitative impacts cannot yet be adequately estimated at this time.

In the Company’s view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

2.    Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statements of income for the three and six months ended June 30, 2026 and 2025:

Revenue

in € K

	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total

	For the three months ended June 30, 2026
Healthcare services	3,252,174	—	—	3,252,174
Healthcare products	1,065,085	—	24,935	1,090,020
Insurance contracts	—	518,372	—	518,372
Total	4,317,259	518,372	24,935	4,860,566

	For the three months ended June 30, 2025
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total
Healthcare services	3,225,352	—	—	3,225,352
Healthcare products	1,058,347	—	19,735	1,078,082
Insurance contracts	—	488,279	—	488,279
Total	4,283,699	488,279	19,735	4,791,713

	For the six months ended June 30, 2026
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total
Healthcare services	6,396,681	—	—	6,396,681
Healthcare products	2,066,972	—	43,669	2,110,641
Insurance contracts	—	965,391	—	965,391
Total	8,463,653	965,391	43,669	9,472,713

	For the six months ended June 30, 2025
	Revenue from	Revenue from
	contracts with	insurance	Revenue from
	customers	contracts	lease contracts	Total
Healthcare services	6,501,665	—	—	6,501,665
Healthcare products	2,137,538	—	42,325	2,179,863
Insurance contracts	—	991,639	—	991,639
Total	8,639,203	991,639	42,325	9,673,167

The following table contains a disaggregation of revenue by categories for the three and six months ended June 30, 2026 and 2025:

Disaggregation of revenue by categories

in € K

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Care Delivery	3,478,314	3,380,682	6,771,882	6,827,510
Thereof: U.S.	2,896,823	2,817,322	5,662,243	5,708,592
Thereof: International	581,491	563,360	1,109,639	1,118,918
Value-Based Care	536,137	505,695	1,026,507	1,035,186
Care Enablement	1,371,060	1,347,843	2,670,053	2,714,775
Inter-segment eliminations	(524,945)	(442,507)	(995,729)	(904,304)
Total	4,860,566	4,791,713	9,472,713	9,673,167

For further information on segment revenues, including a split between revenue from internal and external customers, see note 13.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

b)    Selling, general, and administrative expense

Selling, general and administrative expense recorded in the consolidated statements of income comprises both distribution costs as well as general and administrative expense. Distribution costs are generated in the selling, marketing, and warehousing functions of the Company which are not attributable to production or research and development (R&D). General and administrative expense is generated in the administrative function of the Company’s business and is not attributable to selling, production, or R&D.

The following table discloses the distribution costs as well as general and administrative expense recorded by the Company for the three and six months ended June 30, 2026 and 2025:

Selling, general and administrative expense

in € K

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Distribution costs (1)	151,132	152,888	298,667	309,373
General and administrative expense (1)	584,880	639,091	1,186,283	1,233,292
Selling, general and administrative expense	736,012	791,979	1,484,950	1,542,665
(1)

The Company reclassified €31,364 and €65,372 from “Distribution costs” to “General and administrative expense” for the three and six months ended June 30, 2025 as a result of a change in accounting policy made to improve the presentation of core administrative functions that support the Company’s operational infrastructure, particularly in relation to patient service-related costs within the revenue cycle management process, including insurance verification, pre-authorizations, coding, claims submission, cash posting, and denial management.

c)    Other operating income and expense

The following table contains reconciliations of the amounts included in other operating income and expense for the three and six months ended June 30, 2026 and 2025:

Other operating income

in € K

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Foreign exchange gains	169,696	293,395	294,442	408,311
Gains on right-of-use assets, from the sale of fixed assets, clinics and investments	(1,682)	4,109	13,693	6,571
Revaluation of certain investments (1)	3,258	7,506	3,258	7,506
Income from strategic transactions and programs	14,264	7,483	14,264	7,937
Changes in fair value of the derivatives embedded in Virtual Power Purchase Agreements (vPPAs)	100	18,810	4,111	28,597
Other	21,970	11,642	36,223	25,338
Other operating income	207,606	342,945	365,991	484,260

Other operating expense

in € K

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Foreign exchange losses	169,993	311,644	298,501	433,821
Losses on right-of-use assets, from the sale of fixed assets, clinics and investments	1,436	1,626	2,383	2,962
Revaluation of certain investments (1)	20	(2,460)	6,380	65,146
Expenses from strategic transactions and programs	30,604	15,976	165,592	40,859
Changes in fair value of the derivatives embedded in vPPAs	13,739	4,187	20,423	10,646
Other	19,043	16,130	47,313	41,237
Other operating expense	234,835	347,103	540,592	594,671
(1)	Primarily driven by the remeasurement of the Company’s investment in Humacyte, Inc. for the three and six months ended June 30, 2026 and 2025.

Included within the “income from strategic transactions and programs” line item in other operating income are the gains from divestitures of certain businesses in connection with strategic programs such as Legacy Portfolio Optimization, defined below. For the three and six months ended June 30, 2026, the amounts primarily relate to the gain on the termination of a lease agreement and the reversal of impairment losses, both associated with the 2025 divestiture of select assets of the Company’s wholly owned Spectra Laboratories. For the three and six months ended June 30, 2025, the amounts primarily relate to the recovery of receivables associated with the divestiture of the Company’s service business in Ecuador.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

Included within the “expenses from strategic transactions and programs” line item in other operating expense are the proposed and completed divestitures as well as associated impairment losses of certain businesses in connection with strategic programs such as Legacy Portfolio Optimization, defined below, and the transformation of the Company’s operating structure and steps to achieve cost savings (FME25+ Program). Consistent with the Company’s policy to present impairment losses within other operating expense, such costs related to cost of revenues, selling, general and administrative expense, or R&D expenses are included within other operating expense. “Expenses from strategic transactions and programs” primarily consist of:

●	strategic divestiture program expenses identified during the review of the Company’s business portfolio, mainly due to exiting unsustainable markets and divesting non-core businesses, as well as the cessation of certain R&D programs to enable more focused capital allocation towards areas in the Company’s core business that are expected to have higher profitable growth (Legacy Portfolio Optimization). For the three and six months ended June 30, 2026, the amounts primarily relate to costs associated with the 2025 divestiture of select assets of the Company’s wholly owned Spectra Laboratories. For the three and six months ended June 30, 2025, the amounts primarily include the proposed divestitures of renal dialysis clinics in Brazil, Kazakhstan, and Malaysia, and select assets of the Company’s wholly owned Spectra Laboratories, as well as related severance payments, impairment losses resulting from the measurement of assets held for sale (related to the Company’s businesses in Brazil, Kazakhstan, and Malaysia) and impairment losses primarily related to right-of-use assets. For the six months ended June 30, 2026, the Company recorded a gain related to reclassification adjustments of foreign currency translation in the amount of €481, none of which is related to the Legacy Portfolio Optimization program. No such gain was recorded for the three months ended June 30, 2026. For the six months ended June 30, 2025, the Company recorded a loss related to reclassification adjustments of foreign currency translation in the amount of €1,005, none of which is related to the Legacy Portfolio Optimization program. No such loss was recorded for the three months ended June 30, 2025. Reclassification adjustments of foreign currency translation that do not relate to strategic programs are included in the “other” line item in the table above;
●	certain impairment losses and expenses in connection with the FME25+ Program, including the impairment of right of use assets and property, plant, and equipment as a result of the closure of clinics and other locations. No meaningful facts and circumstances exist as of June 30, 2026 that would lead to the possibility of any reversal for these impaired assets; and
●	certain costs associated with the change of the legal form of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) into an AG (the Conversion) in 2023, primarily related to the requisite relabeling of its products, transaction costs (such as costs for external advisors and conducting an extraordinary general meeting) and costs related to the establishment of dedicated administrative functions required to manage certain services which historically had been administered at the Fresenius SE group level and paid by the Company through corporate charges (Legal Form Conversion Costs).

Expenses from strategic transactions and programs comprised the following for the three and six months ended June 30, 2026 and 2025:

Expenses from strategic transactions and programs

in € K

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Impairment of intangible and tangible assets(1)	18,559	10,861	123,695	12,468
Legacy Portfolio Optimization	227	10,540	227	12,147
FME25+ Program	18,332	321	123,468	321
Impairment resulting from the measurement of assets held for sale	—	2,846	—	8,864
Legacy Portfolio Optimization	—	2,846	—	8,864
Loss from the sale of business	—	—	650	—
Legacy Portfolio Optimization	—	—	650	—
Other(2)	12,045	2,269	41,247	19,527
FME25+ Program	3,369	—	21,781	—
Legacy Portfolio Optimization	8,676	1,116	19,466	18,065
Legal Form Conversion Costs	—	1,153	—	1,462
Expenses from strategic transactions and programs	30,604	15,976	165,592	40,859
(1)	For the three and six months ended June 30, 2026 and 2025, the amounts primarily relate to costs of revenue and, to a lesser extent, to selling, general and administrative expense.
(2)	For the three months ended June 30, 2026, the amounts relate primarily to selling, general and administrative expense and, to a lesser extent, to costs of revenue. For the six months ended June 30, 2026, the amounts primarily relate to costs of revenue and, to a lesser extent, to selling, general and administrative expense. For the three and six months ended June 30, 2025, the amounts primarily relate to selling, general and administrative expense.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

d)    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three and six months ended June 30, 2026 and 2025:

Reconciliation of basic and diluted earnings per share

in € K, except share and per share data

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Numerator:
Net income attributable to shareholders of FME AG	218,377	225,270	335,906	376,492

Denominators:
Weighted average number of shares outstanding	268,438,292	293,413,449	271,823,512	293,413,449
Potentially dilutive shares (see note 10)	—	—	—	—

Basic earnings per share	0.81	0.77	1.24	1.28
Diluted earnings per share	0.81	0.77	1.24	1.28

Share buyback program

On the basis of the authorization granted by the Company’s Annual General Meeting (AGM) on May 20, 2021, to conduct a share buyback program, the Company launched its €1,000,000 share buyback program (excluding ancillary transaction costs) in two tranches to be completed within two years by August 10, 2027 (the 2025 Share Buyback Program). Under the first tranche, shares were to be repurchased up to a maximum of €600,000 including any true-ups over a period ending latest April 30, 2026. The first tranche of the Company’s share buyback program was initiated on August 11, 2025 and completed ahead of schedule on December 29, 2025, under which 14,124,564 shares were repurchased for €586,450 (including true-ups). On January 9, 2026, the Company announced that it would accelerate its share buyback program and start the repurchase of the second tranche, under which the Company planned to repurchase a total amount of around €413,550 from January 12 to May 8, 2026. As of April 30, 2026, the Company repurchased 24,848,819 shares under the 2025 Share Buyback Program, or 8.5% of share capital, completing the program significantly earlier than originally planned, after less than a year. The repurchased shares were used solely to reduce the Company’s registered share capital through redemption.

On the basis of the authorization granted by the Company’s AGM held on May 21, 2026, to conduct a share buyback program, the Company launched a new share buyback program with a total volume of around €1,000,000 (excluding ancillary transaction costs) to be completed in tranches by May 27, 2027 (the 2026 Share Buyback Program). Up to 10% of the share capital may be repurchased. The first tranche, amounting to up to €600,000, was initiated on May 28, 2026 and is expected to be completed by December 15, 2026. As of June 30, 2026, the Company repurchased 2,454,945 shares under the 2026 Share Buyback Program. The shares are repurchased predominantly for redemption and for reducing the share capital accordingly. To a significantly lesser extent, the repurchased shares may be used for allocations under incentive-based compensation plans.

Shares repurchased under the 2025 Share Buyback Program in the amount of 24,848,819 shares were redeemed subsequent to approval received from the 2026 AGM, which resulted in a decrease in ordinary shares of €24,848 and a decrease in additional paid-in capital of €974,778 offset by a corresponding adjustment to treasury shares within the consolidated statements of shareholders’ equity. The remaining liability related to the shares yet to be repurchased under the 2026 Share Buyback Program of €522,690 is recorded as financial liabilities within the Company’s consolidated balance sheets.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

The following tabular disclosure provides the number of shares repurchased in the context of the share buyback program:

Treasury Stock

			Total number of
			shares purchased	Maximum value of
			and retired	shares that may yet
			as part of publicly	be purchased under
	Total number of	Average price per	announced plans or	the plans or
Period	shares purchased	share	programs	programs
		in €		in € K

August 2025	2,084,733	42.68	2,084,733	511,021
September 2025	1,479,790	42.45	1,479,790	448,210
October 2025	788,260	46.38	788,260	411,651
November 2025	4,164,232	41.10	4,164,232	240,485
December 2025	5,607,549	40.26	5,607,549	—
January 2026	2,898,373	37.29	2,898,373	305,474
February 2026	2,596,794	39.67	2,596,794	202,449
March 2026	3,705,233	38.72	3,705,233	58,973
April 2026	1,523,855	38.67	1,523,855	—
May 2026	155,000	37.15	155,000	594,242
June 2026	2,299,945	39.49	2,299,945	503,409
Total repurchased shares (1)	27,303,764	40.12	27,303,764	503,409

Cancellation of repurchased shares	24,848,819	40.19	24,848,819	—

Treasury Stock held on June 30, 2026	2,454,945	39.35	2,454,945	—
(1)	The difference between the maximum value of shares that may yet be purchased under the Company’s share buyback program and the liability for such shares of €19,281 as of June 30, 2026 results from the timing of payments made for share repurchases on a weekly basis. The difference is recorded in the consolidated statements of equity within Additional paid-in capital.

3.    Related party transactions

Based on its current share ownership as of June 30, 2026, Fresenius SE, under the Company’s Articles of Association, has the right to appoint one of the six shareholder representatives to the Company’s Supervisory Board. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In March 2025, Fresenius SE sold 10,600,000 of the Company’s shares, and in addition issued bonds to investors that are exchangeable for shares of the Company to be delivered by Fresenius SE. In announcing these transactions, Fresenius SE stated that it intends to retain no less than 25% plus one share of the Company’s shares. Fresenius SE remains the Company’s largest shareholder, after giving effect to its sale of 10,600,000 shares, subsequent share sales, and the implementation of the Company’s share buyback programs. As of June 30, 2026, Fresenius SE owns 28.5% of the Company’s issued shares and continues to have significant influence over the Company.

The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, products and leases are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements with certain equity-method investees as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively, Fresenius SE Companies) to receive services, including, but not limited to: administrative and facility management services, employee benefit administration services (which ended during 2025), and information technology services. These related party agreements have generally been entered into for periods, or in some cases transitional periods, from several months up to four years (in some cases subject to change requests or with extension options).

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

The Company provides administrative services to one of its equity method investees. The Company also sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. The Company has also entered into a limited number of shared procurement contracts with Fresenius SE Companies for the purchase of products from third parties.

In December 2010, the Company and Galenica Ltd. (now known as CSL Vifor) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as into certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above-described transactions with related parties.

Service agreements and products with related parties

in € K

	For the six months		For the six months
	ended June 30, 2026		ended June 30, 2025		June 30, 2026		December 31, 2025
	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	4	4,217	24	5,163	183	244	173	1,488
Fresenius SE affiliates	36	19,186	136	26,117	376	282	396	649
Equity method investees	327	—	3,223	8	2,464	—	4,734	—
Total	367	23,403	3,383	31,288	3,023	526	5,303	2,137

Products
Fresenius SE affiliates	40,324	21,997	33,125	20,739	26,546	7,098	27,380	9,624
Equity method investees	—	232,682	—	263,772	—	59,050	—	73,228
Total	40,324	254,679	33,125	284,511	26,546	66,148	27,380	82,852
(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €3,957 and €1,333 at June 30, 2026 and December 31, 2025, respectively.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany. Until December 31, 2025, the Company also leased production sites in Schweinfurt and St. Wendel, Germany which were then purchased by the Company for a total transaction cost of €181,373 (including a purchase price paid to Fresenius SE Companies in the amount of €171,642). The corporate headquarters leases have maturities up to the end of 2029.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € K

	For the six months ended June 30, 2026			For the six months ended June 30, 2025			June 30, 2026		December 31, 2025
		Interest	Lease		Interest	Lease	Right-of-use	Lease	Right-of-use	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense (1)	asset	liability	asset	liability
Fresenius SE	3,070	73	—	3,440	127	100	13,794	14,268	17,522	18,102
Fresenius SE affiliates	—	—	—	9,310	826	—	—	—	—	—
Total	3,070	73	—	12,750	953	100	13,794	14,268	17,522	18,102
(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

c)    Financing

As of June 30, 2026 and December 31, 2025, the Company had outstanding accounts payable related to a cash pooling program with certain equity-method investees in the amount of €14,678 and €12,962, respectively. The interest rates for these cash management arrangements were set on a daily basis and were based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

d)    Key management personnel

The members of the Supervisory Board and the Management Board, as key management personnel, as well as their close relatives, are considered related parties of the Company. The Company has entered into service agreements with the members of the Management Board. Certain members of the Supervisory Board are employed by the Company and receive salary and benefits under their employment arrangements.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

4.    Insurance contracts

The following tables provide reconciliations of the Company’s portfolios of insurance and reinsurance contracts, showing the change in insurance and reinsurance contract receivables (liabilities) as of June 30, 2026 and December 31, 2025. These receivables and liabilities are recognized in the consolidated balance sheets within trade accounts and other receivables from unrelated parties and accounts payable to unrelated parties, respectively.

Reinsurance contract receivables and liabilities

in € K

	June 30, 2026			December 31, 2025
	Present	Risk		Present	Risk
	value of	adjustment		value of	adjustment
	future cash	for non-		future cash	for non-
	flows	financial risk	Total	flows	financial risk	Total
Reinsurance contract receivables (liabilities) at the beginning of the period	7,921	(419)	7,502	(9,287)	(701)	(9,988)
Incurred claims and other directly attributable expenses	(209,875)	(1,085)	(210,960)	(211,997)	208	(211,789)
Changes that relate to past service – changes in the fulfillment cash-flows relating to liabilities for incurred claims (LIC) (1)	(4,442)	—	(4,442)	19,354	—	19,354
Claims and other directly attributable expenses paid	(170,798)	—	(170,798)	(618,473)	—	(618,473)
Premium revenue	405,699	—	405,699	827,891	—	827,891
Foreign currency translation and other changes	739	(40)	699	433	74	507
Reinsurance contract receivables (liabilities) at the end of the period	29,244	(1,544)	27,700	7,921	(419)	7,502
(1)	Changes that relate to past service include premium revenue, or a reduction in premium revenue, for past performance years of €30,769 and €32,974 as of June 30, 2026 and December 31, 2025, respectively.

Insurance contract receivables and liabilities

in € K

	June 30, 2026			December 31, 2025
	Present	Risk		Present	Risk
	value of	adjustment		value of	adjustment
	future cash	for non-		future cash	for non-
	flows	financial risk	Total	flows	financial risk	Total
Insurance contract receivables (liabilities) at the beginning of the period	13,248	(576)	12,672	(7,751)	(588)	(8,339)
Incurred claims and other directly attributable expenses	(244,368)	(2,649)	(247,017)	(367,292)	(58)	(367,350)
Changes that relate to past service – changes in the fulfillment cash-flows relating to LIC (1)	(5,829)	188	(5,641)	8,475	—	8,475
Claims and other directly attributable expenses paid	(232,638)	—	(232,638)	(845,988)	—	(845,988)
Premium revenue	502,339	—	502,339	1,225,709	—	1,225,709
Foreign currency translation and other changes	879	(76)	803	95	70	165
Insurance contract receivables (liabilities) at the end of the period	33,631	(3,113)	30,518	13,248	(576)	12,672
(1)	Changes that relate to past service include premium revenue, or a reduction in premium revenue, for past performance years of €26,584 and €30,137 as of June 30, 2026 and December 31, 2025, respectively.

5.    Inventories

At June 30, 2026 and December 31, 2025, inventories consisted of the following:

Inventories

in € K

	June 30,	December 31,
	2026	2025

Finished goods	1,362,872	1,251,141
Healthcare supplies	441,137	413,453
Raw materials and purchased components	368,694	329,299
Work in process	159,145	146,878
Inventories	2,331,848	2,140,771

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

6.    Interests in associates

The European Medicines Agency’s recommended revocation of the TAVNEOS® marketing authorization led primarily to an impairment of intangible assets at Vifor Fresenius Medical Care Renal Pharma Ltd. (VFMCRP) resulting in a decrease in the equity method investment’s profit in the amount of €172,466 for the three and six months ended June 30, 2026 with a corresponding proportionate decrease in the Company’s income from equity method investees. The carrying amount of the Company’s investment decreased by €3,298 from December 31, 2025 to June 30, 2026.

7.    Short-term debt

At June 30, 2026 and December 31, 2025, short-term debt consisted of the following:

Short-term debt

in € K

	June 30,	December 31,
	2026	2025

Commercial paper program	293,557	—
Borrowings under lines of credit	170,901	16,852
Other	190	163
Short-term debt	464,648	17,015

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At June 30, 2026 and December 31, 2025, cash and borrowings under lines of credit in the amount of €284,928 and €262,385, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of June 30, 2026 was €1,346,179 (December 31, 2025: €1,861,498) and short-term debt was €749,576 (December 31, 2025: €279,400).

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,500,000 can be issued. As of June 30, 2026, the outstanding commercial paper amounted to €294,000. As of December 31, 2025, the Company did not utilize the commercial paper program.

8.    Long-term debt

As of June 30, 2026 and December 31, 2025, long-term debt consisted of the following:

Long-term debt

in € K

	June 30,	December 31,
	2026	2025

Schuldschein loans	227,268	227,296
Bonds	6,670,990	6,967,743
Other	203,004	92,842
Long-term debt	7,101,262	7,287,881
Less current portion	(1,276,730)	(1,596,029)
Long-term debt, less current portion	5,824,532	5,691,852

Syndicated Credit Facility

The Company entered into a €2,000,000 sustainability-linked syndicated revolving credit facility (Syndicated Credit Facility) in July 2021, which serves as a back-up line for general corporate purposes and was undrawn as of June 30, 2026 and December 31, 2025. On June 2, 2023, the Syndicated Credit Facility was extended an additional year until July 1, 2028, with a maximum available borrowing amount of €1,959,184 in the last year.

Bonds

On May 29, 2026, the Company redeemed at maturity outstanding bonds in the amount of €399,975.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

9.    Capital management

As of June 30, 2026 and December 31, 2025 total equity in percent of total assets was 43.2% and 46.1%, respectively, and debt and lease liabilities in percent of total assets was 35.0% and 34.8%, respectively.

For details on the Company’s share buyback program, see note 2 d).

The Company’s financing structure and business model are reflected in its credit ratings. The Company is rated investment grade by S&P Global, Moody’s and Fitch.

The Company’s current corporate credit ratings and outlooks from the credit rating agencies are provided in the table below:

Rating (1)

	S&P Global	Moody’s	Fitch

Corporate credit rating	BBB-	Baa3	BBB-
Outlook	stable	stable	stable
(1)	A rating is not a recommendation to buy, sell, or hold securities of the Company and may be subject to suspension, change, or withdrawal at any time by the assigning rating agency.

10.    Share-based plans

Effective March 1, 2026, 243,741 performance shares were allocated under the Fresenius Medical Care Management Board Long-Term Incentive Plan 2024+ (MB LTIP 2024+). The number of allocated performance shares may change over the performance period of three years depending on the degree of achievement of the three performance targets: return on invested capital (ROIC), total shareholder return (TSR) compared to relevant competitors (Relative TSR) and reduction in market-based CO2 equivalents emissions (CO2e Reduction). The performance period for this allocation commenced on January 1, 2026 and ends on December 31, 2028. The Supervisory Board decided to settle this allocation in shares of the Company. As such, the Company accounts for this allocation as an equity-settled share-based payment transaction. The total grant date fair value that will be amortized over the vesting period amounted to €8,188 and reflects all market conditions such as the projected target achievement at grant date for the Relative TSR target. The weighted average grant date fair value per performance share was €33.59.

For allocations made during the six months ended June 30, 2026, the Company utilizes a Monte Carlo model to determine the grant date fair values. For the Relative TSR target, the share prices of all shares within the European and U.S. peer groups are simulated, considering historical volatilities and correlations between the different shares as well as risk-free interest rates derived from interest curves for sovereign bonds, depending on the currency for which the respective shares are listed. Additional input factors include the Company’s closing share price as of the grant date, expected dividends, and the 400% overall cap. Material input factors are included in the following table:

Material input factors to the determination of the weighted average grant date fair value
MB LTIP 2024+
Allocation date	March 1, 2026

Share price at grant date	€39.78
Expected volatility of the Company’s share price	32.68%
Vesting period	Four years
Expected dividends for the Company’s share	Based on proposed dividends, publicly available estimations by financial institutions and projections
Risk-free interest rate for the Company’s share price	2.48%

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

11.    Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and the Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss is not probable and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

In 2015, the Company self-reported certain conduct in West Africa with a potential nexus to Germany to the German prosecutor in the state of Hesse and continues to cooperate with government authorities in Germany in their review of allegations previously communicated to the Company regarding certain previously-disclosed conduct in countries outside the U.S. that might violate anti-bribery laws. In September 2023, the Hessian prosecutor opened independent disgorgement proceedings against a German subsidiary of the Company relating to the aforementioned conduct.

In 2014, two New York physicians filed under seal a qui tam complaint in the U.S. District Court for the Eastern District of New York (Brooklyn), alleging violations of the False Claims Act relating to Fresenius Medical Care Holdings, Inc.’s. (FMCH) vascular access line of business. On October 6, 2015, the U.S. Attorney for the Eastern District of New York (Brooklyn) issued subpoenas to FMCH indicating that its investigation is likely to be related to the two relators’ complaint. FMCH cooperated in the Brooklyn investigation, which was understood to be separate and distinct from settlements entered in 2015 in Connecticut, Florida and Rhode Island of allegations against American Access Care LLC (AAC) following FMCH’s 2011 acquisition of AAC.

On July 12, 2022, after the court denied the United States Attorneys’ Offices’ (USAO) motions to renew the sealing of the relators’ complaint, the USAO filed a complaint-in-intervention. United States ex rel. Pepe and Sherman v. Fresenius Vascular Care, Inc. et al, 1:14-cv-3505. On October 3, 2023, the states of New York, New Jersey, and Georgia filed a consolidated complaint-in-intervention. On March 31, 2026, the court allowed the relators’ motion to file a further amended complaint. The U.S.’s, the three states’, and relators’ complaints each allege that the defendants billed and received government payment for surgery that was not medically necessary. FMCH is defending the allegations asserted in the litigation now proceeding with the remaining governmental complainants.

On January 3, 2023, FMCH received a subpoena from the Attorney General for the District of Columbia related to the activities of the American Kidney Foundation (AKF) that is grounded in anti-trust concerns, including market allocation within the District of Columbia. FMCH’s relationship with AKF was the subject of a previously reported and resolved investigation by agencies of the U.S. and litigation against UnitedHealthcare Inc. FMCH has cooperated in the District of Columbia investigation.

On February 20, 2023, the Company received a statement of claim via the London Court of International Arbitration from its former distributor in Iraq. The Company terminated the distribution agreement in 2018. The former distributor sought, inter alia, compensation for alleged wrongful termination and “quality issues,” as well as damages for lost profits. The Company denied the allegations and filed a counterclaim for malperformance under the distribution agreement. On October 28, 2025, the arbitral tribunal issued its decision by which it dismissed the distributor’s claims in their entirety, granted the Company’s counterclaims fully, and awarded all the Company’s cost claims. On February 18, 2026, the distributor submitted a motion to a German court to set aside the arbitral award, which the Company has requested the court to dismiss.

On April 5, 2024, FMCH received two civil investigative demands (CIDs) from the U.S. Federal Trade Commission (FTC) indicating it was investigating whether FMCH, among others in the industry, has engaged in unfair or exclusionary conduct in violation of Section 5 of the FTC Act in the acquisition of medical director services or provision of dialysis services. The CIDs indicate they cover the period from January 1, 2016 to the present and generally request information related to FMCH’s dialysis services, including information related to restrictive covenants such as non-competes with physicians. The Company is cooperating with the investigation. On May 2, 2025, the Company received a Florida Antitrust Act CID from the Attorney General of Florida commencing an investigation into possible anticompetitive conduct in connection with the acquisition of medical director services or provisions of dialysis services, which appears similar to the FTC investigation as well as looking at the Company’s business related to hospitals. On December 1, 2025, the Company received a CID from the Attorney General for the State of Washington commencing an investigation into possible anticompetitive conduct in connection with the acquisition of medical director services or provision of dialysis services, which appears similar to the FTC investigation.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

On March 24, 2025, FMCH received a CID from the U.S. Department of Justice concerning an investigation as to whether FMCH’s subsidiary, Azura Vascular Care (Azura), billed for certain intravascular ultrasound procedures that were not medically necessary and were upcoded. FMCH is cooperating with the government in the investigation.

On May 9, 2025, a purported class action was filed against the Company alleging violations of the U.S. antitrust laws including allegations of price fixing and territory allocation. United Food and Commercial Workers Local 1776 and Participating Employers Health and Welfare Fund, et al. v. Fresenius Medical Care AG and Fresenius Medical Care Holdings, Inc., U.S.D.C. Colorado, C.A. No. 1:25-cv-01478. The Company is defending itself in this matter.

On December 18, 2025, the Antimonopoly Committee of Ukraine (AMCU) completed an investigation and ruled that one of the Company’s Ukrainian subsidiaries was allegedly engaged in anti-competitive conduct in connection with certain public tenders. The subsidiary in question represented less than 0.1% of the Company’s total revenue for the year ended December 31, 2025. AMCU imposed a fine of around €543 on the subsidiary and banned it from participation in public tenders for three years. The Company’s Ukrainian subsidiary filed an appeal on March 21, 2026 with the competent local court.

The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other healthcare facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration (FDA) and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to a pending FDA warning letter issued in 2011 and is awaiting confirmation whether the letter is now closed. FMCH responded to a second warning letter issued in December 2023 and is engaged with the FDA about continuing remediation efforts under that letter. The Company must also comply with the laws of the U.S., including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act (FCPA) as well as other federal and state fraud and abuse laws. In Germany, where corporations are not subject to criminal law, management boards of companies must ensure business activities comply with the anti-corruption provisions of the Criminal Code (Strafgesetzbuch), sections 331 et seqq.; breaches by individuals exercising commercial activity are subject to prosecution which can result in corporate fines and/or orders for the disgorgement of profit. Applicable laws or regulations may be amended, or enforcement agencies or courts may make new interpretations, such as Executive Order No. 14173 (2025) requiring federal contractors and grantees to certify that they do not operate diversity, equity, and inclusion (DEI) programs that violate federal anti-discrimination laws, with knowing submission of false certifications while receiving federal funds subject to possible treble damages under the False Claims Act, and Executive Order No. 14398 (2026) addressing DEI discrimination by federal contractors. Such interpretations might differ from the Company’s interpretations or the manner in which it conducts its business. In the U.S., enforcement is a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the U.S. and other parts of the world and engages with other business associates to help it carry out its healthcare activities. While the Company is committed to training its employees and business associates on applicable laws and procedures, investigating concerns and incidents in a timely manner and taking remedial and corrective action (including disciplinary action) as necessary, in such a widespread, global system it may be difficult to maintain the desired level of oversight and control over the thousands of individuals employed by the Company, its many affiliated companies and its service providers or business associates. The Company recognizes that the laws, regulations and interpretative guidance on data privacy are evolving along with potential litigation and enforcement risks, and it continues to review its processes to adapt to those changes. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation or other similar laws (Data Protection Laws), which may involve certain impermissible use, access, or disclosure of unsecured personal data pertaining to patients, employees, beneficiaries or others. On those occasions, the Company is committed to compliance with applicable notification and/or reporting requirements and to take appropriate remedial and corrective action, including notification requirements under U.S. Securities and Exchange Commission rules that require public companies to report the occurrence of material cybersecurity incidents. Any such report could trigger litigation arising out of the incident. Cybersecurity incidents involving unauthorized or impermissible access to the Company’s data can also involve encryption or other efforts to deny access to such data and necessitate significant expenditures by the Company to recover or regain access to the data. On September 29, 2023, Cardiovascular Consultants, Ltd. (CCL), a former subsidiary of the Company located in the U.S., became aware that some of its computer systems in the U.S. were affected by a security incident. The Company publicly disclosed information regarding this security breach in a Form 6-K furnished to the SEC, noting that the Company does not expect the incident to have a material impact on its financial condition or results of operations. There is a putative class action lawsuit pending in connection with this incident in Arizona state court against CCL (with which four voluntarily dismissed federal purported class actions have been combined). The plaintiffs originally alleged that CCL breached various duties relating to the safeguarding of confidential patient information and sought injunctive relief requiring that CCL implement various data protection processes and pay unspecified monetary damages. The court in the CCL lawsuit dismissed nearly all counts against CCL; one negligence claim against CCL survived. The parties in the CCL lawsuit subsequently reached an agreement in principle to settle the lawsuit and the court has preliminarily approved the settlement. None of the actions has received class certification.Under the Company’s 2023 agreement for the sale of CCL, the Company retains responsibility for defending against the CCL case. The U.S. Department of Health & Human Services, Office of Civil Rights and all state regulatory agencies have closed their investigations and there are no longer any ongoing investigations into this matter.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law and, in such instances, the Company will take appropriate corrective and/or disciplinary action. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the FCPA, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and results of operations.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

The German tax authorities re-qualified dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for the years 2006 until 2013, which could lead to additional tax payments in the mid-double-digit million range. Additionally, German tax authorities objected to the Company’s tax returns and took the position that income of one of the Company’s finance entities for 2017 and future periods should be subject to German Controlled Foreign Corporation taxation resulting in potential additional income tax payments in the low end of triple-digit millions. In both cases, the Company will take any appropriate legal action to defend its position.

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee in the amount of €1,130,325 and €1,080,041 as of June 30, 2026 and December 31, 2025, respectively. As of June 30, 2026 and December 31, 2025, the estimated fair market value of the underlying leased assets exceeded the related residual value guarantees and, therefore, the Company did not have any risk exposure relating to these guarantees.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities is immaterial.

12.    Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at June 30, 2026 and December 31, 2025:

Carrying amount and fair value of financial instruments

in € K

June 30, 2026	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	951,310	109,941	—	—	1,061,251	109,941	—	—
Trade accounts and other receivables from unrelated parties	3,186,023	—	—	95,333	3,281,356	—	—	—
Accounts receivable from related parties	29,569	—	—	—	29,569	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	7,029	7,029	—	7,029	—
Derivatives - not designated as hedging instruments	—	9,731	—	—	9,731	—	9,731	—
Derivatives embedded in vPPAs	—	1,213	—	—	1,213	—	—	1,213
Equity investments	—	31,967	62,364	—	94,331	12,707	64,365	17,259
Debt securities	—	81,106	376,696	—	457,802	457,802	—	—
Other financial assets(1)	313,042	109,260	—	91,222	513,524	—	—	109,260
Other current and non-current assets	313,042	233,277	439,060	98,251	1,083,630	—	—	—
Financial assets	4,479,944	343,218	439,060	193,584	5,455,806	—	—	—

Accounts payable to unrelated parties	799,865	—	—	—	799,865	—	—	—
Accounts payable to related parties	81,352	—	—	—	81,352	—	—	—
Short-term debt	464,648	—	—	—	464,648	—	—	—
Long-term debt	7,101,262	—	—	—	7,101,262	6,380,373	428,006	—
Lease liabilities	—	—	—	3,397,435	3,397,435	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	23,677	23,677	—	23,677	—
Derivatives - not designated as hedging instruments	—	48,812	—	—	48,812	—	48,812	—
Derivatives embedded in vPPAs	—	13,553	—	—	13,553	—	—	13,553
Variable payments outstanding for acquisitions	—	6,670	—	—	6,670	—	—	6,670
Put option liabilities	—	—	—	868,198	868,198	—	—	868,198
Other financial liabilities(2)	1,582,674	—	—	—	1,582,674	—	—	—
Other current and non-current liabilities	1,582,674	69,035	—	891,875	2,543,584	—	—	—
Financial liabilities	10,029,801	69,035	—	4,289,310	14,388,146	—	—	—

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

Carrying amount and fair value of financial instruments

in € K

December 31, 2025	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	1,341,121	257,992	—	—	1,599,113	257,992	—	—
Trade accounts and other receivables from unrelated parties	3,018,004	—	—	89,499	3,107,503	—	—	—
Accounts receivable from related parties	32,683	—	—	—	32,683	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	13,856	13,856	—	13,856	—
Derivatives - not designated as hedging instruments	—	11,546	—	—	11,546	—	11,546	—
Derivatives embedded in vPPAs	—	7,730	—	—	7,730	—	—	7,730
Equity investments	—	31,011	58,497	—	89,508	15,239	60,498	13,771
Debt securities	—	73,924	356,295	—	430,219	430,219	—	—
Other financial assets(1)	365,081	99,154	—	89,241	553,476	—	—	99,154
Other current and non-current assets	365,081	223,365	414,792	103,097	1,106,335	—	—	—
Financial assets	4,756,889	481,357	414,792	192,596	5,845,634	—	—	—

Accounts payable to unrelated parties	722,974	—	—	—	722,974	—	—	—
Accounts payable to related parties	97,951	—	—	—	97,951	—	—	—
Short-term debt	17,015	—	—	—	17,015	—	—	—
Long-term debt	7,287,881	—	—	—	7,287,881	6,716,223	318,336	—
Lease liabilities	—	—	—	3,490,709	3,490,709	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	2,647	2,647	—	2,647	—
Derivatives - not designated as hedging instruments	—	9,147	—	—	9,147	—	9,147	—
Derivatives embedded in vPPAs	—	9,463	—	—	9,463	—	—	9,463
Variable payments outstanding for acquisitions	—	3,262	—	—	3,262	—	—	3,262
Put option liabilities	—	—	—	793,043	793,043	—	—	793,043
Other financial liabilities(2)	966,121	—	—	—	966,121	—	—	—
Other current and non-current liabilities	966,121	21,872	—	795,690	1,783,683	—	—	—
Financial liabilities	9,091,942	21,872	—	4,286,399	13,400,213	—	—	—
(1)

As of June 30, 2026 other financial assets primarily include receivables related to a royalty stream that the Company is entitled to base on sales made by Humacyte, Inc. in the U.S., vendor and supplier rebates, lease receivables, deposits, guarantees, and securities, notes receivables as well as receivables related to consent agreement on certain pharmaceuticals. As of December 31, 2025 other financial assets primarily include receivables related to a royalty stream that the Company is entitled to base on sales made by Humacyte, Inc., vendor and supplier rebates, lease receivables, notes receivable, receivables related to consent agreement on certain pharmaceuticals as well as deposits, guarantees, and securities.

(2)

As of June 30, 2026 other financial liabilities primarily include liabilities for shares yet to be repurchased under the Company’s share buyback program, receivable credit balances and goods and services received. As of December 31, 2025, other financial liabilities primarily include receivable credit balances and goods and services received.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets, accounts payable to unrelated parties, accounts payable to related parties, short-term debt, and other financial liabilities. Transfers between levels of the fair value hierarchy have not occurred as of June 30, 2026 or December 31, 2025. The Company accounts for transfers at the end of the reporting period.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

Derivative financial instruments

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions (generally investment grade) as authorized by the Company’s Management. The Company primarily enters into foreign exchange forward contracts and interest rate swaps. In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (economic hedges). The Company does not use financial instruments for trading purposes.

In April 2024, the Company signed several vPPAs with wind and solar energy project developers in Germany and in the U.S. with terms of up to 15 years. The German vPPA contracts have been signed with two developers and the U.S. vPPA contract has been concluded with one developer. All of the wind and solar parks are operational as of June 30, 2026. The Company does not have control or any other rights in relation to the usage of the energy-producing facilities. All contracts are designed as non-deliverable for the electricity produced and provide for the delivery of energy attribute certificates, commonly known in the U.S. and Germany as renewable energy certificates and guarantees of origin, respectively. All contracts are analyzed as physical host contracts to purchase the certificates and separable embedded electricity swaps to pay a fixed price for the electricity produced and to receive a variable spot energy price in the respective countries. The host contracts fulfill the “own-use” criteria in accordance with IFRS 9, Financial Instruments (IFRS 9). The derivatives embedded in the vPPAs are recognized separately at fair value through profit or loss. Embedded derivatives with positive fair values are recorded in other non-current financial assets within the consolidated balance sheets. Embedded derivatives with negative fair value are recorded in other non-current financial liabilities within the consolidated balance sheets. The fair value allocated to level 3 is derived from the present value of the expected cash flows from the derivatives. The main valuation parameters include significant unobservable inputs such as electricity future price curves and expected electricity production volumes. A change in the key valuation parameters as of June 30, 2026 and December 31, 2025, would have affected the fair value of the derivatives embedded in vPPAs as follows:

Sensitivities of derivatives embedded in vPPAs to changes in unobservable inputs in € K

	Change in expected electricity prices		Change in expected production volumes		Change in expected interest rates
	10% increase	10% decrease	10% increase	10% decrease	1% increase	1% decrease
2026	23,918	(23,859)	(865)	865	337	(384)
2025	24,356	(24,305)	155	(155)	(183)	196

Changes in the fair value of the derivatives embedded in the vPPAs are recognized in other operating income or other operating expense, as applicable, in the consolidated statements of income. Due to the volatile nature of such instruments which may be considered to be speculative, it is difficult to accurately predict what impact the volatility of unobservable inputs, such as changes in expected energy prices or production volumes, may have on the valuation of such instruments in the future. The estimated fair values of these derivative instruments may fluctuate significantly from quarter to quarter and the price at which these derivatives may ultimately be settled could vary significantly from the Company’s current estimates, depending upon market conditions.

The following table provides a reconciliation of derivatives embedded in the vPPAs at June 30, 2026 and December 31, 2025:

Reconciliation of derivatives embedded in vPPAs

in € K

	2026	2025

	Derivatives embedded in the vPPAs - (Liabilities)/Assets
Beginning balance at January 1,	(1,733)	(25,394)
Settlements	5,620	10,867
Gain (loss) recognized in profit or loss (1)	(16,312)	11,308
Foreign currency translation and other changes	85	1,486
Ending balance at June 30, and December 31,	(12,340)	(1,733)

(1)Includes realized and unrealized gains / losses.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties, accounts receivable from related parties and other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at fair value through profit or loss (FVPL). The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in other comprehensive income. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. As necessary, the Company engages external valuation firms to assist in determining the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements and weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and selling the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently, these financial assets have been classified as fair value through other comprehensive income (FVOCI). The smaller part of debt securities does not give rise to cash flows that are solely payments of principal and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is initially recognized at its fair value and subsequently measured at amortized cost. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company’s expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value and, in certain limited instances, might contain a fixed floor price. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages an external valuation firm to assist in the valuation of certain put options. The external valuation assists the Company in estimating the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. Under those limited circumstances in which the put option might contain a fixed floor price, the external valuation firm may assist the Company with the valuation by performing a Monte Carlo Simulation analysis to simulate the exercise price. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings (or enterprise value, where applicable) of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €69,549 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings (or enterprise value, where applicable) would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

During the second quarter of 2025, the Company entered into an agreement with shareholders of Interwell Health (the Company’s value-and risk-based care subsidiary) to accelerate the settlement of put options held by non-physician investors originally granted as part of the 2022 merger of Cricket Health, Interwell Health LLC and Fresenius Health Partners, Inc. The settlement in the amount of $363,272 (€311,614) for this transaction occurred during September 2025 and represented a transaction with noncontrolling interests without loss of control. In connection with the settlement, the Company incurred cash outflows of €311,614 for the year ended December 31, 2025 which are included within the line item “Distributions to noncontrolling interests” within “Financing activities” in the consolidated statements of cash flows. The related decrease in noncontrolling interests of €76,201 and additional paid in capital of €235,413 as of December 31, 2025 are included within the line item “Transactions with noncontrolling interests without loss of control” in the consolidated statements of shareholders’ equity. Additionally, the decrease in put option liabilities in the amount of €312,941 and a corresponding increase in retained earnings are reflected in the consolidated balance sheets within line item “Other current financial liabilities” and the line item “Put option liabilities” in the consolidated statements of shareholders’ equity, respectively as of December 31, 2025. A deferred tax liability initially established in 2022 (as a result of a remeasurement gain recognized for the transaction) was reversed with the corresponding tax income of $38,792 (€34,679) recognized in the line item “Income tax expense” in the consolidated statements of income for the year ended December 31, 2025. As a result of the transaction, the Company’s ownership of Interwell Health increased from 75% to approximately 92% as of December 31, 2025. There were no material settlements for put options as of June 30, 2026.

The following table provides a reconciliation of Level 3 financial instruments, excluding vPPAs as disclosed above, at June 30, 2026 and December 31, 2025:

Reconciliation from beginning to ending balance of level 3 financial instruments in € K

	2026				2025
		Variable		Other		Variable		Other
		payments		financial		payments		financial
		outstanding		assets		outstanding		assets
	Equity	for	Put option	measured at	Equity	for	Put option	measured at
	investments	acquisitions	liabilities	FVPL (1)	investments	acquisitions	liabilities	FVPL (1)

Beginning balance at January 1,	13,771	3,262	793,043	99,154	29,154	7,933	1,299,117	142,264
Increase	3,283	3,229	5,128	—	2,002	1,507	32,307	7,808
Decrease	—	—	(31,281)	—	—	(4,581)	(341,992)	(22,855)
Gain / loss recognized in profit or loss (2)	(295)	—	—	6,858	(14,487)	(928)	—	(13,460)
Gain / loss recognized in equity	—	—	76,050	—	—	—	(54,964)	—
Foreign currency translation and other changes	500	179	25,258	3,248	(2,898)	(669)	(141,425)	(14,603)
Ending balance at June 30, and December 31,	17,259	6,670	868,198	109,260	13,771	3,262	793,043	99,154
(1)	As of June 30, 2026 and December 31, 2025, other financial assets measured at FVPL consist mainly of receivables related to a royalty stream that the Company is entitled to base on sales made by Humacyte, Inc.
(2)	Includes realized and unrealized gains / losses.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

13.    Segment and corporate information

The operating segments are determined based upon how the Company manages its businesses and allocates resources with responsibilities by products and services and are aligned with the financial information that is presented on a quarterly basis to the chief operating decision maker. The Care Enablement segment is primarily engaged in the manufacture and distribution of healthcare products and equipment, including R&D, supply chain, and commercial operations, as well as supporting functions such as regulatory and quality management. The Care Delivery segment is primarily engaged in providing healthcare services for the treatment of CKD, ESRD, and in providing other extracorporeal therapies. Care Delivery also includes the pharmaceutical products business and the income or losses from equity method investees related to the sale of certain renal pharmaceuticals by Vifor Fresenius Medical Care Renal Pharma Ltd., which are used in the Company’s clinics to provide healthcare services to its patients. The Value-Based Care operating segment is primarily focused on value-based kidney care, including contracting and performance management, clinical care models supported by a national network of nephrologists, and tech-enabled platforms that leverage proprietary informatics and patient engagement tools. Value- and risk-based care arrangements with private payors or government programs may include shared savings or losses from reductions or increases in the overall medical spend of a population under management which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers. Premiums and medical costs included in full risk arrangements, however, are accounted for in accordance with IFRS 17, Insurance Contracts. Premium revenue and claim costs are presented separately as insurance revenue and insurance costs of revenue, respectively, on the consolidated statements of income and constitute the majority of revenue and costs of revenue for the segment.

Historically, Care Enablement also included certain pharmaceutical products business activities. For the three and six month periods ended June 30, 2026, these activities have been reclassified to the Care Delivery segment to reflect the global pharmaceutical business holistically within Care Delivery and changed responsibilities in how the business is organizationally managed at the chief operating decision maker level. For comparative purposes, the amounts for the three and six months ended June 30, 2025 attributable to these activities, consisting of revenue from healthcare products of €18,309 and €38,885, respectively, inter-segment revenue of €1,296 and €2,592, respectively, costs of revenue of €14,157 and €29,918, respectively, and operating income of €1,602 and €3,868, respectively, remain reported within Care Enablement and have not been reclassified. The consolidated statements of income for the Company are unaffected.

The Company’s Global Medical Office, which seeks to optimize medical treatments and clinical processes within the Company and supports both Care Delivery and Care Enablement, is centrally managed and its profit and loss are allocated to those specific segments. Similarly, costs related primarily to headquarters overhead charges, including accounting and finance as well as certain human resources, legal, compliance, procurement, real estate, and information technology (IT) costs, are allocated as these costs are attributable to the segments, and are used in the allocation of resources to Care Delivery and Care Enablement. These costs are allocated at budgeted amounts, with the difference between budgeted and actual figures recorded at the corporate level. Until March 31, 2026, the Value-Based Care segment maintained its own separate finance, accounting, human resources, legal, medical office, and other administrative functions and was therefore excluded from the allocation process. Beginning in April 2026, certain of such functions for the segment including accounting, legal, compliance, human resources, and procurement have been incorporated into the Company’s global functional areas and associated costs are allocated to the segment. Additionally, certain costs, which relate mainly to shareholder activities, management activities, global internal audit, and the remeasurement of certain investments and vPPAs are not allocated to a segment but are accounted for as corporate expenses. From January 1, 2026, the project costs for implementing the Company’s new enterprise resource planning software are reported as corporate expenses. These activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments, and are reported separately as Corporate (Corporate). Interest income, interest expense, and tax expense are neither included within the measure of segment profit or loss reviewed by the chief operating decision maker nor otherwise regularly provided to the chief operating decision maker by segment and are therefore not included in the presented segment information.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. The Company also transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. The associated internal revenues and expenses and any remaining internally generated profit or loss for the products transferred and services provided are recorded within the operating segments initially, are eliminated upon consolidation and are included within “Inter-segment eliminations.” Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

Information pertaining to the Company’s segment and Corporate activities for the three and six months ended June 30, 2026 and 2025 is set forth below:

Segment and corporate information

in € K

	Care	Value-	Care	Total	Inter-segment
	Delivery	Based Care	Enablement	Segment	eliminations	Corporate	Total
Three months ended June 30, 2026
Revenue from healthcare services(1)	3,234,409	17,765	—	3,252,174	—	—	3,252,174
Revenue from healthcare products(1)	105,639	—	959,446	1,065,085	—	—	1,065,085
Revenue from contracts with customers(1)	3,340,048	17,765	959,446	4,317,259	—	—	4,317,259
Revenue from insurance contracts(1)	—	518,372	—	518,372	—	—	518,372
Revenue from lease contracts(1)	—	—	24,935	24,935	—	—	24,935
Revenue from external customers	3,340,048	536,137	984,381	4,860,566	—	—	4,860,566
Inter-segment revenue	138,266	—	386,679	524,945	(524,945)	—	—
Revenue	3,478,314	536,137	1,371,060	5,385,511	(524,945)	—	4,860,566
Costs of revenue	(2,594,852)	(495,322)	(946,513)	(4,036,687)	485,775	328	(3,550,584)
Research and development	—	—	(39,709)	(39,709)	—	79	(39,630)
Operating income (loss)	434,946	17,330	98,617	550,893	(39,170)	(45,868)	465,855
Interest							(82,856)
Income before income taxes							382,999
Depreciation and amortization	(230,694)	(197)	(120,453)	(351,344)	9,877	(15,692)	(357,159)
Impairment loss	(5,531)	—	(312)	(5,843)	—	(110)	(5,953)
Income (loss) from equity method investees	(41,256)	—	—	(41,256)	—	—	(41,256)
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	251,534	103	112,136	363,773	(48,521)	34,994	350,246

Three months ended June 30, 2025
Revenue from healthcare services(1)	3,207,936	17,416	—	3,225,352	—	—	3,225,352
Revenue from healthcare products(1)(2)	54,871	—	1,003,476	1,058,347	—	—	1,058,347
Revenue from contracts with customers(1)	3,262,807	17,416	1,003,476	4,283,699	—	—	4,283,699
Revenue from insurance contracts(1)	—	488,279	—	488,279	—	—	488,279
Revenue from lease contracts(1)	—	—	19,735	19,735	—	—	19,735
Revenue from external customers	3,262,807	505,695	1,023,211	4,791,713	—	—	4,791,713
Inter-segment revenue(2)	117,875	—	324,632	442,507	(442,507)	—	—
Revenue	3,380,682	505,695	1,347,843	5,234,220	(442,507)	—	4,791,713
Costs of revenue(2)	(2,603,301)	(486,685)	(923,025)	(4,013,011)	434,125	1,534	(3,577,352)
Research and development	—	—	(38,116)	(38,116)	—	—	(38,116)
Operating income (loss)(2)	346,402	(8,842)	89,023	426,583	(8,382)	7,082	425,283
Interest							(74,729)
Income before income taxes							350,554
Depreciation and amortization	(243,716)	(1,435)	(109,328)	(354,479)	9,406	(16,958)	(362,031)
Impairment loss	(10,003)	82	(3,283)	(13,204)	—	—	(13,204)
Income (loss) from equity method investees	45,175	—	—	45,175	—	—	45,175
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	177,749	91	113,538	291,378	(10,942)	6,558	286,994
(1)	These line items are included to comply with requirements under IFRS 8 and IFRS 15 or are provided on a voluntary basis, but not included in the information regularly reviewed by the chief operating decision maker.
(2)	For amounts not reclassified related to the shift of the global pharmaceutical business from Care Enablement to Care Delivery, see discussion above.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

Segment and corporate information (continued)
in € K
		Value-Based	Care	Total	Inter-segment
	Care Delivery	Care	Enablement	Segment	eliminations	Corporate	Total
Six months ended June 30, 2026
Revenue from healthcare services(1)	6,335,565	61,116	—	6,396,681	—	—	6,396,681
Revenue from healthcare products(1)	177,172	—	1,889,800	2,066,972	—	—	2,066,972
Revenue from contracts with customers(1)	6,512,737	61,116	1,889,800	8,463,653	—	—	8,463,653
Revenue from insurance contracts(1)	—	965,391	—	965,391	—	—	965,391
Revenue from lease contracts(1)	—	—	43,669	43,669	—	—	43,669
Revenue from external customers	6,512,737	1,026,507	1,933,469	9,472,713	—	—	9,472,713
Inter-segment revenue	259,145	—	736,584	995,729	(995,729)	—	—
Revenue	6,771,882	1,026,507	2,670,053	10,468,442	(995,729)	—	9,472,713
Costs of revenue	(5,141,438)	(946,708)	(1,832,591)	(7,920,737)	935,108	2,390	(6,983,239)
Research and development	—	—	(77,939)	(77,939)	—	—	(77,939)
Operating income (loss)	706,134	6,292	185,886	898,312	(60,621)	(85,641)	752,050
Interest							(161,535)
Income before income taxes							590,515
Depreciation and amortization	(463,131)	(855)	(237,826)	(701,812)	19,927	(29,175)	(711,060)
Impairment loss	(75,400)	—	(4,263)	(79,663)	—	(35,330)	(114,993)
Income (loss) from equity method investees	66	—	—	66	—	—	66
Total assets(1)	42,076,323	616,408	14,598,488	57,291,219	(38,114,002)	12,116,023	31,293,240
thereof investment in equity method investees(1)	660,694	—	—	660,694	—	—	660,694
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	454,200	141	230,377	684,718	(76,019)	59,365	668,064

Six months ended June 30, 2025
Revenue from healthcare services(1)	6,458,118	43,547	—	6,501,665	—	—	6,501,665
Revenue from healthcare products(1)(2)	132,433	—	2,005,105	2,137,538	—	—	2,137,538
Revenue from contracts with customers(1)	6,590,551	43,547	2,005,105	8,639,203	—	—	8,639,203
Revenue from insurance contracts(1)	—	991,639	—	991,639	—	—	991,639
Revenue from lease contracts(1)	—	—	42,325	42,325	—	—	42,325
Revenue from external customers	6,590,551	1,035,186	2,047,430	9,673,167	—	—	9,673,167
Inter-segment revenue(2)	236,959	—	667,345	904,304	(904,304)	—	—
Revenue	6,827,510	1,035,186	2,714,775	10,577,471	(904,304)	—	9,673,167
Costs of revenue(2)	(5,342,930)	(979,314)	(1,845,280)	(8,167,524)	890,606	2,090	(7,274,828)
Research and development	—	—	(81,598)	(81,598)	—	—	(81,598)
Operating income (loss)(2)	666,399	(5,593)	183,324	844,130	(13,699)	(73,758)	756,673
Interest							(155,466)
Income before income taxes							601,207
Depreciation and amortization	(504,322)	(2,676)	(223,874)	(730,872)	20,242	(33,998)	(744,628)
Impairment loss	(17,079)	(2,192)	(5,699)	(24,970)	—	—	(24,970)
Income (loss) from equity method investees	93,008	—	—	93,008	—	—	93,008
Total assets(1)	39,706,254	590,177	14,001,499	54,297,930	(34,403,317)	11,396,571	31,291,184
thereof investment in equity method investees(1)	710,728	—	—	710,728	—	—	710,728
Additions of property, plant and equipment, intangible assets and right-of-use assets(1)	387,485	198	225,823	613,506	(20,779)	11,975	604,702
(1)	These line items are included to comply with requirements under IFRS 8 and IFRS 15 or are provided on a voluntary basis, but not included in the information regularly reviewed by the chief operating decision maker.
(2)	For amounts not reclassified related to the shift of the global pharmaceutical business from Care Enablement to Care Delivery, see discussion above.

FRESENIUS MEDICAL CARE AG

Notes to the interim consolidated financial statements

(unaudited)

(in K, except share and per share data)

14.    Events occurring after the balance sheet date

Effective July 1, 2026, the Company made an allocation under the Fresenius Medical Care Long-Term Incentive Plan 2025+ (LTIP 2025+), for which the allocated total amount does not materially differ from what was allocated in the previous year under the LTIP 2025+. Depending on the country of their location, some participants received an allocation that will be settled in shares of the Company and some participants received an allocation that will be settled in cash. As such, the Company will account for allocations to the first group of participants as an equity-settled share-based payment transaction, and for allocations to the second group of participants as a cash-settled share-based payment transaction. The final number of performance shares allocated under the LTIP 2025+ will depend on the degree of attainment of the performance targets which are aligned with the targets for the MB LTIP 2024+ (ROIC, Relative TSR, and CO2e Reduction). See note 10. In addition, any cash payment amount will depend on the Company’s share price development throughout the three-year vesting period. The grant date fair value of the allocated performance shares according to IFRS 2 depends on several market conditions such as the share price of the Company on the grant date or the projected target achievement level at grant date for the Relative TSR target.

No other significant events have taken place subsequent to the balance sheet date June 30, 2026 that have a material impact on the key figures and earnings presented. On July 30, 2026, the Supervisory Board appointed Cassie McLean (48) as a member of the Management Board, effective August 1, 2026. Ms. McLean will serve as Chief Executive Officer of Care Delivery. She succeeds Craig Cordola (54) who previously served as Chief Executive Officer of Care Delivery. Currently, there are no other significant changes in the Company’s structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 26 of the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 and in note 12 of the notes to the condensed consolidated interim financial statements (unaudited) included in this report, is incorporated by this reference.

Controls and procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the Exchange Act). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission (the Commission) and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO) under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission and such certifications under cover of Form 6-K on a voluntary basis. While the Company currently expects to adhere to such reporting processes, there can be no assurance that the Company will continue to do so.

In connection with such voluntary reporting, the Company’s management, including the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in the Securities Exchange Act Rule 13a-15, as of the end of the period covered by this report. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2026 to ensure that the information required to be disclosed by the Company in reports filed or furnished under the Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to the Management Board, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

During the past fiscal quarter, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OTHER INFORMATION

Legal proceedings

The information in note 11 of the notes to the condensed consolidated interim financial statements (unaudited), presented elsewhere in this report, is incorporated by this reference.

Submission of Matters to a Vote of Security Holders

The Company held its Annual General Meeting (AGM) in Frankfurt am Main, Germany, on May 21, 2026. Shareholder representation at the AGM, as last announced by the chairman of the meeting, was as follows:

At the meeting 230,949,620 shares with the same number of votes were represented. This corresponds to 78.71% of the Company’s registered capital.

The items on the agenda at the AGM and the voting results thereon are as follows:

		Votes
		(in percentage of
		shares voting excluding
		abstentions)
	Resolution	In Favor	Opposed
Item 1

Presentation of the adopted annual financial statements and the approved consolidated financial statements, the management reports for Fresenius Medical Care AG and the group, the explanatory report by the Management Board on the information pursuant to sec. 289a, 315a of the German Commercial Code (Handelsgesetzbuch) and the report by the Supervisory Board of Fresenius Medical Care AG for fiscal year 2025

		Not applicable(1)	Not applicable(1)
Item 2	Resolution on the allocation of distributable profit	99.87%	0.13%
Item 3	Resolution on the approval of the actions of the members of the Management Board of Fresenius Medical Care AG for fiscal year 2025	99.87%	0.13%
Item 4	Resolution on the approval of the actions of the members of the Supervisory Board of Fresenius Medical Care AG for the fiscal year 2025	97.42%	2.58%
Item 5.1	Election of the auditor and group auditor for fiscal year 2026 as well as the auditor for the potential review of the half-year financial report for fiscal year 2026 and other interim financial information	99.92%	0.08%
Item 5.2	Election of the auditor of the sustainability reporting for fiscal year 2026	99.92%	0.08%
Item 6	Resolution on the approval of the compensation report for fiscal year 2025	84.67%	15.33%
Item 7	Resolution on the authorization to purchase and use treasury shares pursuant to Section 71(1) No. 8 German Stock Corporation Act (AktG) and on the exclusion of subscription rights	97.59%	2.41%
(1)	In accordance with applicable statutory provisions, there was no resolution in respect of Agenda Item 1.

Exhibits

The following exhibits are filed within this Report:

Exhibit No.

31.1	Certification of Chief Executive Officer and Chair of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer and member of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1

Certification of Chief Executive Officer and Chair of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

32.2

Certification of Chief Financial Officer and member of the Management Board of the Company Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

101

The following financial statements as of and for the three-and six-month periods ended June 30, 2026 from the Company’s Report on Form 6-K for the month of August 2026, formatted in iXBRL (Inline eXtensible Business Reporting Language) and included in the body of this report: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to the Condensed Consolidated Interim Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: August 4, 2026

FRESENIUS MEDICAL CARE AG

By:	/s/ HELEN GIZA

Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ MARTIN FISCHER

Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board